Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260528

Prospectus Supplement No. 2

(to prospectus dated November 4, 2021)

Mirion Technologies, Inc.

Up to 8,560,540 Shares of our Class A Common Stock Issuable upon

Redemption of Shares of IntermediateCo Class B Common Stock

Up to 27,249,979 Shares of our Class A Common Stock Issuable upon

Exercise of Warrants

152,157,565 Shares of our Class A Common Stock for Resale by the

Selling Holders

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 4, 2021 (the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-260528) with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of up to an aggregate of 35,810,519 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of Mirion Technologies, Inc. (the “Company”) that may be issued upon (i) the exercise of 27,249,979 warrants to purchase Class A common stock at an exercise price of $11.50 per share of Class A common stock, including the public warrants and the private placement warrants (each as defined in the Prospectus), and (ii) the redemption of up to 8,560,540 shares of Class B common stock, par value $0.0001 per share (the “IntermediateCo Class B common stock”), of Mirion IntermediateCo, Inc. (“IntermediateCo”); and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus (the “Selling Holders”), or their permitted transferees, of up to 152,157,565 shares of Class A common stock.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We expect that we will cease to be an emerging growth company as of December 31, 2021.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A common stock and public warrants are listed on The New York Stock Exchange under the symbols “MIR” and “MIR.WS,” respectively. On November 11, 2021, the closing price of our Class A common stock was $11.45 per share and the closing price for our public warrants was $3.06.

Investing in our Class A common stock and warrants involves a high degree of risk. See the section titled “Risk Factors” beginning on page 10 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

November 12, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 2)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): October 19, 2021

Mirion Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39352	83-0974996
(State or Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1218 Menlo Drive Atlanta, Georgia 30318
(Address of Principal Executive Offices)

(770) 432-2744

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MIR	New York Stock Exchange
Redeemable warrants to purchase Class A common stock	MIRW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

This Amendment No. 2 on Form 8-K/A (“Amendment No. 2”) amends Item 2.01 and Item 9.01 of the Current Report on Form 8-K filed on October 25, 2021, which was previously amended by Amendment No. 1 on Form 8-K/A filed on October 25, 2021 (as so amended, the “Original Report”) in which Mirion Technologies, Inc. (the “Company”), reported, among other events, the completion of the Transactions.

This Amendment No. 2 is being filed in order to include (i) under Item 9.01(a) of the Original Report, the unaudited interim condensed consolidated financial statements of Mirion Technologies (TopCo), Ltd. (“Mirion TopCo”) as of September 30, 2021 and for the three months ended September 30, 2021 and 2020 and (ii) under Item 2.01 of the Original Report, the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mirion TopCo for the three months ended September 30, 2021 and 2020.

This Amendment No. 2 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company or its subsidiaries, including Mirion TopCo, subsequent to the filing date of the Original Report. The information previously reported in or filed with the Original Report is hereby incorporated by reference to this Amendment No. 2.

Capitalized terms used herein but not defined herein have the meanings given to such terms in the Original Report.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired

The unaudited interim condensed consolidated financial statements of Mirion TopCo and its subsidiaries as of September 30, 2021 and for the three months ended September 30, 2021 and 2020, and the related notes thereto are attached as Exhibit 99.1 and are incorporated herein by reference. Also included as Exhibit 99.2 and incorporated herein by reference is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mirion TopCo for the three months ended September 30, 2021 and 2020.

(d)    Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Unaudited Interim Condensed Consolidated Financial Statements of Mirion Technologies (TopCo), Ltd. and its subsidiaries as of September 30, 2021 and for the three months ended September 30, 2021 and 2020.

99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mirion Technologies (TopCo), Ltd. for the three months ended September 30, 2021 and 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2021

Mirion Technologies, Inc.

By:	/s/ Brian Schopfer
Name:	Brian Schopfer
Title:	Chief Financial Officer

Exhibit 99.1

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Mirion Technologies (TopCo), Ltd.

As of September 30, 2021 and June 30, 2021 and for the three months ended September 30, 2021 and 2020

Mirion Technologies (TopCo), Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

As of September 30, 2021 and June 30, 2021 and

for the three months ended September 30, 2021 and 2020

Contents

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets	1
Unaudited Interim Condensed Consolidated Statements of Operations	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	3
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Deficit	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows	5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	6

Mirion Technologies (TopCo), Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except share data)

	September 30, 2021	June 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	$100.6	$101.1
Restricted cash	0.8	0.8
Accounts receivable, net of allowance for doubtful accounts of $6.0 and $6.1, respectively	117.6	133.3
Costs in excess of billings on uncompleted contracts	61.4	57.2
Inventories	116.6	113.2
Deferred cost of revenue	0.7	0.3
Prepaid expenses and other currents assets	30.2	28.0

Total current assets	427.9	433.9
Property, plant, and equipment, net	90.5	88.8
Operating ROU assets	43.3	—
Goodwill	675.3	681.5
Intangible assets, net	308.8	326.3
Restricted cash	0.5	0.5
Other assets	17.1	16.2

Total assets	$1,563.4	$1,547.2

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$47.4	$47.1
Deferred contract revenue	59.0	50.4
Notes payable to third-parties, current	5.6	6.4
Operating lease liability, current	9.3	—
Accrued expenses and other current liabilities	78.7	84.3

Total current liabilities	200.0	188.2
Notes payable to related parties, non-current	1,170.4	1,170.5
Notes payable to third-parties, non-current	882.8	885.7
Interest accrued on notes payable to related parties	97.7	64.8
Operating lease liability, non-current	38.9	—
Deferred income taxes and other liabilities	72.6	77.5

Total liabilities	2,462.4	2,386.7
Commitments and contingencies (Note 9)
Stockholders’ deficit:
A Ordinary shares, $0.01 nominal value, 3,000,000 shares authorized, 1,483,795 issued and outstanding at both September 30, 2021 and June 30, 2021	—	—
B Ordinary shares, $0.01 nominal value, 7,000,000 shares authorized, 5,353,970 issued and outstanding at both September 30, 2021 and June 30, 2021	0.1	0.1
Additional paid-in capital	9.5	9.5
Receivable from Employees for purchase of Common Stock	(1.9)	(2.4)
Accumulated deficit	(937.6)	(888.0)
Accumulated other comprehensive income	28.8	39.2

Mirion Technologies (TopCo), Ltd. stockholders’ deficit	(901.1)	(841.6)
Noncontrolling interests	2.1	2.1

Total stockholders’ deficit	(899.0)	(839.5)

Total liabilities and stockholders’ deficit	$1,563.4	$1,547.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Mirion Technologies (TopCo), Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	Three months ended September 30,
	2021	2020
Revenues:
Product	$107.3	$80.9
Service	37.0	33.7

Total revenues	144.3	114.6
Cost of revenues:
Product	64.5	49.9
Service	17.9	18.0

Total cost of revenues	82.4	67.9

Gross profit	61.9	46.7
Operating expenses:
Selling, general and administrative	62.3	37.6
Research and development	8.5	4.5

Total operating expenses	70.8	42.1

Income (loss) from operations	(8.9)	4.6
Other expense (income):
Third party interest expense	10.8	10.0
Related party interest expense	33.0	27.9
Foreign currency (gain) loss, net	(1.4)	8.1
Other expense, net	0.1	—

Loss before provision (benefit) from income taxes	(51.4)	(41.4)
Benefit from income taxes	(4.7)	(1.0)

Net loss	(46.7)	(40.4)
Loss attributable to noncontrolling interests	—	—

Net loss attributable to Mirion Technologies (TopCo), Ltd. stockholders	$(46.7)	$(40.4)

Basic and Diluted loss per share:
Loss per common share attributable to Mirion Technologies (TopCo), Ltd stockholders – basic and diluted	$(7.01)	$(6.24)
Weighted average common shares outstanding – basic and diluted	6.665	6.478

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Mirion Technologies (TopCo), Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(In millions)

	Three months ended September 30,
	2021	2020
Net loss	$(46.7)	$(40.4)
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss), net of tax of $0 and $0, respectively	(11.1)	21.4
Unrecognized actuarial gain and prior service benefit, net of tax of $0 and $0, respectively	0.7	—

Other comprehensive income (loss), net of tax	(10.4)	21.4

Comprehensive loss	(57.1)	(19.0)
Less: Comprehensive income (loss) attributable to noncontrolling interest	—	—

Comprehensive loss attributable to Mirion Technologies (TopCo), Ltd. stockholders	$(57.1)	$(19.0)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Mirion Technologies (TopCo), Ltd.

Unaudited Interim Condensed Consolidated Statements of Stockholders’ Deficit

(In millions, except share amounts)

	Three months ended September 30, 2021
	A Ordinary Shares	A Ordinary Amount	B Ordinary Shares	B Ordinary Amount	Additional Paid-In Capital	Receivable from Employees for purchase of Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Stockholders’ Deficit
Balance June 30, 2021	1,483,795	$—	5,353,970	$0.1	$9.5	$(2.4)	$(888.0)	$39.2	$2.1	$(839.5)
Receivable from Employees	—	—	—	—	—	0.5	—	—	—	0.5
Net loss	—	—	—	—	—	—	(46.7)	—	—	(46.7)
Impairment loss on lease adoption	—	—	—	—	—	—	(2.9)	—	—	(2.9)
Other comprehensive loss	—	—	—	—	—	—	—	(10.4)	—	(10.4)

Balance September 30, 2021	1,483,795	$—	5,353,970	$0.1	$9.5	$(1.9)	$(937.6)	$28.8	$2.1	$(899.0)

	Three months ended September 30, 2020
	A Ordinary Shares	A Ordinary Amount	B Ordinary Shares	B Ordinary Amount	Additional Paid-In Capital	Receivable from Employees for purchase of Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Stockholders’ Deficit
Balance June 30, 2020	1,483,795	$—	5,353,970	$0.1	$9.5	$(2.7)	$(729.7)	$4.1	$2.2	$(716.5)
Receivable from Employees	—	—	—	—	—	0.3	—	—	—	0.3
Net loss	—	—	—	—	—	—	(40.4)		—	(40.4)
Other comprehensive income	—	—	—	—	—	—	—	21.4	—	21.4

Balance September 30, 2020	1,483,795	$—	5,353,970	$0.1	$9.5	$(2.4)	$(770.1)	$25.5	$2.2	$(735.2)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mirion Technologies (TopCo), Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions)

	Three months ended September 30,
	2021	2020
OPERATING ACTIVITIES:
Net loss	$(46.7)	$(40.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accrual of in-kind interest on notes payable to related parties	32.8	28.4
Depreciation and amortization expense	21.1	16.6
Share-based compensation expense	—	0.1
Amortization of debt issuance costs	0.9	0.6
Provision for doubtful accounts	0.3	—
Inventory obsolescence write down	—	1.1
Change in deferred income taxes	(2.9)	(0.1)
Loss on disposal of property, plant and equipment	0.1	0.1
Loss (Gain) on foreign currency transactions	(1.4)	6.1
Other	1.8	0.2
Changes in operating assets and liabilities:
Accounts receivable	14.2	7.1
Costs in excess of billings on uncompleted contracts	(4.6)	(7.5)
Inventories	(4.8)	(7.2)
Deferred cost of revenue	(0.4)	0.1
Prepaid expenses and other current assets	(1.9)	(0.6)
Accounts payable	0.9	(4.3)
Accrued expenses and other current liabilities	(6.9)	(2.8)
Deferred contract revenue	10.0	(4.2)
Other assets	0.7	0.1
Other liabilities	(2.1)	0.1

Net cash provided by (used in) operating activities	11.1	(6.5)

INVESTING ACTIVITIES:
Acquisitions of businesses, net of cash and cash equivalents acquired	(0.9)	(27.2)
Purchases of property, plant, and equipment and badges	(8.8)	(5.1)

Net cash used in investing activities	(9.7)	(32.3)

FINANCING ACTIVITIES:
Borrowings from notes payable to third-parties, net of discount and issuance costs	1.9	—
Principal repayments	(2.3)	(2.2)
Payment on revolving term loan	—	(35.0)

Net cash used in financing activities	(0.4)	(37.2)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(1.5)	1.4

Net decrease in cash, cash equivalents, and restricted cash	(0.5)	(74.6)
Cash, cash equivalents, and restricted cash at beginning of period	102.4	120.0

Cash, cash equivalents, and restricted cash at end of period	$101.9	$45.4

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mirion Technologies (TopCo), Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Mirion Technologies (TopCo), Ltd. (“Mirion TopCo” or “the Company” or “us”) is a global provider of radiation detection, measurement, analysis, and monitoring products and services to the nuclear, defense, and medical end markets. We provide products and services through our two operating and reportable segments; (i) Medical, and (ii) Industrial. The Medical segment provides radiation oncology quality assurance, delivering patient safety solutions for diagnostic imaging and radiation therapy centers around the world, dosimetry solutions for monitoring the total amount of radiation medical staff members are exposed to over time, radiation therapy quality assurance solutions for calibrating and verifying imaging and treatment accuracy, and radionuclide therapy products for nuclear medicine applications such as shielding, product handling, medical imaging furniture, and rehabilitation products. The Industrial segment provides robust, field ready personal radiation detection and identification equipment for defense applications and radiation detection and analysis tools for power plants, labs, and research applications. Nuclear power plant product offerings are used for the full nuclear power plant lifecycle including core detectors and essential measurement devices for new build, maintenance, decontamination and decommission equipment for monitoring and control during fuel dismantling and remote environmental monitoring.

The Company is headquartered in Atlanta, Georgia, and has operations in the United States, Canada, the United Kingdom, France, Germany, Finland, China, Belgium, Netherlands, Estonia, and Japan.

Basis of Presentation and Principles of Consolidation

The unaudited interim condensed consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information; therefore, as permitted under these rules, certain footnotes and other financial information included in audited financial statements were condensed or omitted. The interim financial statements presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results.

The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements of Mirion TopCo as of and for the year ended June 30, 2021, and the notes related thereto. The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Related-Party Transactions

On October 20, 2021 (the “Closing Date”), the Company consummated its previously announced business combination (the “Business Combination”) pursuant to the business combination agreement dated June 17, 2021 (as amended, the “Business Combination Agreement”) with GS Acquisition Holdings Corp II (“GSAH”). In connection with the Business Combination, GSAH changed its name to Mirion Technologies, Inc.

See Note 15 for subsequent events disclosure.

Prior to October 20, 2021, the Company entered into agreements with its historical primary investor, Charterhouse Capital Partners LLP (“CCP”), which obligated the Company to pay quarterly management fees of $0.1 million in total per year. In return, CCP provided various investment banking services relating to financing arrangements, mergers and acquisitions and other services. There were no material fees or expense reimbursements made to CCP during the three-month periods ended September 30, 2021, and September 30, 2020.

See Note 8 for notes payable to related parties.

Restructuring Costs

The Company periodically initiates restructuring activities in connection with certain acquisitions. The costs associated with restructuring actions are recorded in accordance with ASC 420, Exit or Disposal Cost Obligations, and include property, plant and equipment costs, severance and employee costs, professional fees, and other costs. Liabilities for costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred. Restructuring liabilities are included in accrued expenses and other current liabilities in the Company’s Consolidated Balance Sheet. Charges associated with restructuring actions are recorded in Cost of Revenue and Selling, General, and Administrative Expenses in the Company’s Condensed Consolidated Statement of Operations and are accounted for separate from acquisition costs.

Recent Accounting Pronouncements

Accounting Guidance Issued But Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. ASU 2020-04 provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. For all entities, ASU 2020-04 can be adopted after its issuance date through December 31, 2022. The Company is currently evaluating the impact of this ASU.

Recently Adopted Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. For all entities, ASU 2018-13 is effective for annual and interim reporting periods beginning after December 15, 2019. Certain amendments must be applied prospectively while others are to be applied on a retrospective basis to all periods presented. The Company adopted this guidance as of July 1, 2020, and it did not have a material impact on our consolidated financial statements or related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans, and other financial instruments, we will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted this guidance as of July 1, 2021, prospectively, which did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which amend the accounting for implementation, setup and other upfront costs for entities that are a customer in a hosting arrangement that is a service contract. ASU 2018-15 was effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all other entities, including emerging growth companies, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. Application of the amendments can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company adopted this guidance as of July 1, 2021, prospectively, which did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which, among other things, requires an entity to recognize a right-of-use asset and a lease liability on the balance for substantially all leases, including operating leases. Expanded disclosures with additional qualitative and quantitative information are also required. ASC 2016-02 and its related amendments were effective for public companies with interim and annual reporting periods beginning after December 15, 2018, and for non-public companies, including emerging growth companies, with interim and annual reporting periods beginning after December 15, 2021. Early adoption was permitted.

The Company adopted ASU 2016-02 and its amendments as of July 1, 2021, using the modified retrospective method and under such method no recast of prior-period financial statements was presented. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward its historical assessments of: (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. In addition, the Company did not elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company elected a policy of not applying the recognition requirements to leases with a term of less than twelve months. The Company elected to account for lease and non-lease components as a combined single lease component.

The Company’s adoption of the standard resulted in a cumulative-effect adjustment to decrease retained earnings by $2.9 million, net of taxes, as of July 1, 2021. The standard did not materially impact the Company’s consolidated net income or liquidity and did not have an impact on debt-covenant compliance under the Company’s current debt agreements.

2. Acquisitions

The Company continually evaluates potential acquisitions that strategically fit with the Company’s existing portfolio and as a result, the Company completed one acquisition during the three months ended September 30, 2021 and one acquisition during the three months ended September 30, 2020.

All acquisitions are accounted for under the acquisition method of accounting, and the related assets acquired, and liabilities assumed are recorded at fair value. The Company makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains the information used for the purchase price allocation during due diligence and through other sources. In the months after closing, as the Company obtains additional information about the acquired assets and liabilities, including through tangible and intangible asset appraisals, and learns more about the newly acquired business, it is able to refine the estimates of fair value and more accurately allocate the purchase price. The fair values of acquired intangibles are determined based on estimates and assumptions that are deemed reasonable by the Company. Significant assumptions include the discount rates and certain assumptions that form the basis of the forecasted results of the acquired business including revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and growth rates. These assumptions are forward looking and could be affected by future economic and market conditions. The Company engages third-party valuation specialists who review the Company’s critical assumptions and calculations of the fair value of acquired intangible assets in connection with material acquisitions. Only facts and circumstances that existed as of the acquisition date are considered for subsequent adjustment. The Company will make appropriate adjustments to the purchase price allocation prior to completion of the one-year measurement period, as required.

The purchase of these acquired businesses resulted in the recognition of goodwill in the Company’s consolidated financial statements, which is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The goodwill is not amortized; goodwill is not deductible for income tax purposes for Biodex but is deductible for Dosimetry Badge. This goodwill recorded includes the following:

•	The expected synergies and other benefits that we believe will result from combining the operations of the acquired business with the operations of Mirion;

•	Any intangible assets that did not qualify for separate recognition, as well as future, yet unidentified projects and products;

•	The value of the existing business as an assembled collection of net assets versus if the Company had acquired all of the net assets separately.

The following briefly describes the Company’s acquisition activity for the three-month periods ended September 30, 2021 and September 30, 2020.

Three Months Ended September 30,	Company Name	Description of the Business	Description of the Acquisition
2021	Dosimetry Badge	Dosimetry Badge is a US-based provider of dosimetry services which will increases the stateside footprint of Mirion’s industry-leading dosimetry product offerings.	On September 1, 2021, the Company acquired 100% of the assets for approximately $1.7 million of purchase consideration.

2020	Biodex	Biodex is a manufacturer and distributor of medical devices and related replacement parts for physical and nuclear medicine, as well as medical imaging applications located in the United States.	On September 1, 2020, the Company acquired 100% of the equity interest for approximately $26.9 million of purchase consideration, net of cash acquired.

The following table presents the fair value of the assets acquired and liabilities assumed for the material Biodex acquisition during the 3-months ended September 30, 2020 (in millions):

Biodex
Date of acquisition Segment	September 1, 2020 Medical
Goodwill	$11.1
Customer relationships (1)	2.3
Tradenames (2)	1.4
Non-Compete Agreements (3)	0.3
Developed Technology (4)	2.6

Amortizable intangible assets	$6.6
Cash	4.1
Accounts receivable	4.0
Inventory	6.4
Property, Plant and Equipment	1.0
Other current and non-current assets	0.6
Current liabilities	(2.6)
Deferred contract revenue	(0.2)
Other long-term liabilities	—

Net tangible assets acquired	$13.3

Purchase consideration (5)	31.0
Less: cash acquired	(4.1)

Purchase consideration, net of cash acquired	$26.9
Acquiree revenue post-acquisition through the period ended September 30, 2020	$3.4
Acquiree income from operations post-acquisition through the period ended September 30, 2020	$0.3

(1)	The useful life for customer relationships is 10 years.
(2)	The useful life for tradenames is 7 years.
(3)	The useful life for non-compete agreements is 3 years.
(4)	The useful life for developed technology is 7 years.
(5)	Biodex purchase consideration consisted of cash.

3. Contracts in Progress

Costs and billings on uncompleted construction-type contracts consist of the following (in millions):

	September 30, 2021	June 30, 2021
Costs incurred on contracts (from inception to completion)	$198.1	$185.8
Estimated earnings	130.2	133.2

Contracts in progress	328.3	319.0
Less: billings to date	(277.4)	(261.9)
Less: write-offs	—	(2.7)

	$50.9	$54.4

Included in the accompanying balance sheets under the following captions:

	September 30, 2021	June 30, 2021
Costs and estimated earnings in excess of billings on uncompleted contracts – current	$61.4	$57.2
Costs and estimated earnings in excess of billings on uncompleted contracts – noncurrent (1)	7.4	8.1
Billings in excess of costs and estimated earnings on uncompleted contracts – current (2)	(14.1)	(8.0)
Billings in excess of costs and estimated earnings on uncompleted contracts – noncurrent (3)	(3.8)	(2.9)

	$50.9	$54.4

(1)	Included in other assets within the condensed consolidated balance sheets.
(2)	Included in deferred contract revenue – current within the condensed consolidated balance sheets.
(3)	Included in other liabilities within the condensed consolidated balance sheets.

For the three-month period ended September 30, 2021, the Company has recognized revenue of $2.9 million related to the contract liabilities balance as of June 30, 2021.

Remaining Performance Obligations

The remaining performance obligations for all open contracts as of September 30, 2021 include assembly, delivery, installation, and trainings. The aggregate amount of the transaction price allocated to the remaining performance obligations for all open customer contracts as of September 30, 2021 was approximately $702.9 million. The Company expects to recognize approximately 41.3% of the remaining performance obligations as of September 30, 2021 as revenue through the remaining fiscal year ending June 30, 2022 and 19.0% and 15.7% for the fiscal years ending June 30, 2023 and 2024, respectively.

4. Inventories

The components of inventories consist of the following (in millions):

	September 30, 2021	June 30, 2021
Raw materials	$51.4	$50.9
Work in progress	29.9	26.8
Finished goods	35.3	35.5

	$116.6	$113.2

5. Property, Plant, and Equipment, Net

Property and equipment, net consist of the following (in millions):

	Depreciable Lives	September 30, 2021	June 30, 2021
Land, buildings, and leasehold improvements	3-39 years	$46.5	$44.4
Machinery and equipment	5-15 years	46.8	49.6
Badges	3-5 years	38.6	38.9
Furniture, fixtures, computer equipment and other	3-10 years	27.3	33.6
Construction in progress	—	16.9	13.6

		176.2	180.1
Less: accumulated depreciation and amortization		(85.6)	(91.3)

		$90.5	$88.8

Total depreciation expense included in cost of revenue was $3.3 million and $3.2 million for the three-months ended September 30, 2021 and 2020, respectively. Total depreciation expense included in operating expenses was $1.7 million and $1.2 million for the three-months ended September 30, 2021 and 2020, respectively. Construction in progress includes capitalized internal use software costs totaling $1.0 million and $3.5 million as of September 30, 2021 and June 30, 2021, respectively.

6. Accrued Expenses and Other Current Liabilities, and Deferred Income Taxes and Other Long-Term Liabilities

Accrued expenses and other current liabilities consist of the following (in millions):

	September 30, 2021	June 30, 2021
Compensation and related benefit costs	$34.2	$38.9
Customer deposits	8.0	8.1
Accrued commissions	1.1	1.1
Accrued warranty costs	5.6	6.3
Non-income taxes payable	4.3	5.0
Pension and other post-retirement obligations	0.5	0.5
Income taxes payable	1.6	3.1
Restructuring	2.3	3.1
Accrued public company costs	10.6	8.3
Other accrued expenses	10.5	9.9

	$78.7	$84.3

Deferred income taxes and other long-term liabilities consist of the following (in millions):

	September 30, 2021	June 30, 2021
Deferred income taxes	$36.1	$40.1
Pension and other post-retirement obligations, non-current	11.6	12.5
Other long-term liabilities	24.9	24.9

	$72.6	$77.5

7. Goodwill and Intangible Assets

Goodwill

Goodwill is calculated as the excess of consideration transferred over the net assets recognized for acquired businesses and represents future economic benefits arising from the other assets acquired that could not be individually identified and separately recognized. The Company assesses goodwill for impairment at the reporting unit level annually during the fiscal fourth quarter and upon the occurrence of a triggering event or change in circumstance that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

No goodwill impairment was recognized for the three-months ended September 30, 2021 and 2020.

The following table shows changes in the carrying amount of goodwill by reportable segment for the three-month period ended September 30, 2021 (in millions):

	Medical	Industrial	Consolidated
Balance—June 30, 2021	$249.5	$432.0	$681.5
Acquisition of Dosimetry Badge	0.8	—	0.8
Translation adjustment	(0.4)	(6.6)	(7.0)

Balance – September 30, 2021	$249.9	$425.4	$675.3

We do not expect most goodwill to be deductible for income tax purposes.

Intangible Assets

Intangible assets consist of our developed technology, customer relationships, backlog, trade names, and non-compete agreements at the time of acquisition through business combinations. The customer relationships definite lived intangible assets are amortized using the double declining balance method with estimated useful lives ranging from 6 to 17 years, while all other definite lived intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 7 years.

Many of our intangible assets are not deductible for income tax purposes. A summary of intangible assets and related accumulated amortization (in millions) is below:

		September 30, 2021
	Original Average Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	6-17	$417.4	$(211.3)	$206.1
Developed technology	3-16	182.9	(108.8)	74.1
Trade names	5-9	46.9	(30.1)	16.8
Backlog and other	1-9	40.3	(28.5)	11.8

Total		$687.5	$(378.7)	$308.8

		June 30, 2021
	Original Average Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	6-17	$420.4	$(205.6)	$214.8
Developed technology	3-16	184.5	(104.7)	79.8
Trade names	5-9	47.4	(29.5)	17.9
Backlog and other	1-9	40.6	(26.8)	13.8

Total		$692.9	$(366.6)	$326.3

Aggregate amortization expense for intangible assets included in cost of revenue was $5.4 million and $4.6 million for the three-months ended September 30, 2021 and 2020, respectively. Aggregate amortization expense for intangible assets included in operating expenses was $10.7 million and $7.6 million for the three-months ended September 30, 2021 and 2020, respectively.

As of September 30, 2021, estimated future annual amortization expense is as follows (in millions):

Fiscal year ending June 30:
Remainder of 2022	$47.6
2023	47.4
2024	39.6
2025	35.5
2026	34.4
2027 and thereafter	104.3

Total	$308.8

8. Borrowings

Third-party notes payable consist of the following (in millions):

	September 30, 2021	June 30, 2021
2019 Credit Facility – first lien term loan	$900.6	$906.4
Canadian Financial Institution	1.2	1.2
JLG Note Payable	0.3	0.3
Other	1.9	0.8
Draw on revolving line of credit	—	—

Total third-party borrowings	904.0	908.7
Less: notes payable to third-parties, current	(5.6)	(6.4)
Less: deferred financing costs	(15.6)	(16.6)

Notes payable to third-parties, non-current	$882.8	$885.7

As of September 30, 2021 and June 30, 2021, the fair market value of the Company’s 2019 Credit Facility – first lien term loan was $900.6 million and $906.4 million, respectively. The fair market value for the credit facility were estimated using primarily level 2 inputs, including borrowing rates available to the Company at the respective period ends. The fair market value for the Company’s remaining third-party debt approximates the respective carrying amounts as of September 30, 2021 and June 30, 2021.

2019 Credit Facility

In March 2019, Mirion Technologies (HoldingRep), Ltd., a wholly owned subsidiary of the Company, and subsidiaries entered into a credit agreement with an intermediary and a syndicate of institutional lenders (“2019 Credit Facility”). The 2019 Credit Facility provided for financing of a $450.0 million senior secured term loan facility and a €125 million term loan facility, as well as a $90.0 million revolving line of credit. The 2019 Credit Facility was amended to provide an additional $225.0 million, $34.0 million and $66.0 million in gross proceeds from the USD term loan in December 2020, July 2019 and December 2019, respectively.

USD term loan – The term loan had a seven-year term (expiring March 2026), bearing interest at the greater of Adjusted London Interbank Offered Rate (“LIBOR”) or 0%, plus 4.00% and had quarterly principal repayments of 0.25% of the original principal balance. The interest rate was 4.08% and 4.15% at September 30, 2021 and June 30, 2021, respectively. The Company repaid $1.9 million and $1.4 million for the three-months ended September 30, 2021 and 2020, respectively.

Euro term loan—The Euro portion of the term loan had a seven-year term (expiring March 2026), bearing interest at the greater of European union interbank market (“Euribor”) or 0%, plus 4.25% and has quarterly principal repayments of 0.25% of the original principal balance. As of September 30, 2021 and June 30, 2021, the interest rate was 4.25%. The Company repaid $0.4 million during both the three-months ended September 30, 2021 and 2020.

Revolving Line of Credit—The revolving line of credit arrangement had a five-year term and bore interest at the greater of LIBOR or 0%, plus 4.00%. The agreement required the payment of a commitment fee of 0.50% per annum for unused commitments. The revolving line of credit had a maturity date in March 2024, at which time all outstanding revolving facility loans and accrued and unpaid interest were due. Any outstanding letters of credit reduce the availability of the revolving line of credit. There was no outstanding balance under the arrangement as of September 31, 2021 and June 30, 2021. Additionally, the Company had standby letters of credit issued under its Credit Facility that reduced the availability under the revolver of $7.8 million and $8.7 million at September 30, 2021 and June 30, 2021, respectively; the amount available on the revolver was approximately $82.2 million and $81.3 million, respectively, for the same periods.

Deferred Financing Costs

In connection with the issuance of the 2019 Credit Facility, we incurred debt issuance costs of $16.3 million on date of issuance, with an additional $6.2 million and $1.2 million of costs for incremental proceeds in fiscal year 2021 and 2020, respectively. In accordance with accounting for debt issuance costs, we recognize, and present deferred finance costs associated with non-revolving debt and financing obligations as a reduction from the face amount of related indebtedness in our consolidated balance sheet.

In connection with the issuance of the 2019 Credit Facility revolving line of credit, we incurred debt issuance costs of $0.9 million. We recognize and present debt issuance costs associated with revolving debt arrangements as an asset and include the deferred finance costs within other assets on our consolidated balance sheet. We amortize all debt issuance costs over the life of the related indebtedness.

During the three-months ended September 30, 2021 and 2020, we incurred approximately $0.9 million and $0.6 million, respectively, of amortization expense of the deferred finance costs.

The 2019 Credit Facility was secured by a first priority lien on substantially all of Mirion HoldingRep and subsidiaries’ assets in the United States, certain assets of guarantor subsidiaries in Germany, United Kingdom, Canada, France, Belgium and Luxembourg, and two-thirds of assets in non-guarantors and other countries. Loan fees recorded as debt discounts are amortized using the effective interest method. The 2019 Credit Facility contained customary restrictive covenants, as well as financial covenants that required Mirion HoldingRep and subsidiaries to maintain in certain circumstances a total level of debt-to-income ratio and interest coverage ratio, each as defined in the 2019 Credit Facility, as well as non-financial affirmative and negative covenants. The negative covenants, subject to certain exceptions, generally limit the ability of Mirion HoldingRep and subsidiaries to incur additional debt, create liens, make fundamental changes, make certain investments, pay dividends, purchase or retire equity interests, or prepay or retire certain debt. Mirion HoldingRep and subsidiaries were in compliance with all debt covenants at both September 30, 2021 and June 30, 2021.

The 2019 Credit Facility was refinanced subsequent to September 30, 2021, in connection with the Closing; see Note 15 subsequent events disclosure.

Canadian Financial Institution—In May 2019, the Company entered into a credit agreement for C$1.7M ($1.3 million) with a Canadian financial institution that matures in April 2039. The note bears annual interest at 4.15%. The credit agreement is secured by the facility acquired using the funds obtained.

JLG Note Payable—In May 2019, the Company entered into a note payable for $0.2 million with an individual that has left the organization, which is due upon a change in control of Mirion Technologies (Global), Ltd, a wholly owned subsidiary of the Company. The note bears annual interest at 6.00%.

Performance Bonds and Other Credit Facilities

The Company has entered into various line of credit arrangements with local banks in France and Germany. These arrangements provide for the issuance of documentary and standby letters of credit of up to €67.3 million ($77.9 million) and €67.3 million ($79.9 million) as of September 30, 2021 and June 30, 2021, respectively, subject to certain local restrictions. As September 30, 2021 and June 30, 2021, €37.6 million ($43.6 million) and €24.7 million ($29.3 million), respectively, of the lines had been utilized to guarantee documentary and standby letters of credit, with interest rates ranging from 0.5% to 2.00%. In addition, the Company posts performance bonds with irrevocable letters of credit to support certain contractual obligations to customers for equipment delivery. These letters of credit are supported by restricted cash accounts, which totaled $1.0 million as of both September 30, 2021 and June 30, 2021.

At September 30, 2021 contractual principal payments of total third-party borrowings are as follows (in millions):

For the year ending June 30:
Remainder of 2022	$6.9
2023	9.1
2024	9.0
2025	8.9
2026	867.4
Thereafter	2.7

Gross Payments	904.0
Unamortized debt issuance costs	(15.6)

Total third-party borrowings, net of debt issuance costs	$888.4

Notes payable to related parties consists of the following (in millions):

	September 30, 2021	June 30, 2021
Shareholder Notes	$1,166.7	$1,166.8
Management Notes	3.7	3.7

Notes payable to related parties	$1,170.4	$1,170.5

The estimated fair value of the Company’s related party debt was approximately $1,170.4 million and $1,170.5 million as of September 30, 2021 and June 30, 2021, respectively. The fair value of this instrument approximates book value due to the reasonable possibility of redemption prior to the term date.

Shareholder and Management Notes – Mirion Technologies (HoldingSub1), Ltd., is authorized to issue $900 million (plus accrued paid in-kind interest) of notes to shareholders (“Shareholder Notes”) and up to $5.0 million (plus paid in-kind cash and interest) of notes to certain members of management (“Management Notes”). The notes rank pari passu between each other and other unsecured obligations of the Company. The notes can be prepaid without penalty at the Company’s option and are subordinate in right of payment to any indebtedness of the Company to banks or to other financial institutions (either currently existing or to occur in the future). Certain of the Shareholder and Management Notes have been admitted to trading and are on the official listing of The International Stock Exchange (TISE).

For the fiscal year ended June 30, 2021, an additional $181.5 million in Shareholder Notes were admitted to trading and are on the official listing of TISE. No new Shareholder Notes were admitted to trading during the three months ended September 30, 2021. At September 30, 2021 and June 30, 2021, there were $1,158.4 million in Shareholder Notes issued and outstanding, respectively, as listed on TISE. Of the amount available for trading, $683.9 million relates to principal balance and $474.5 million relates to accrued interest as of September 30, 2021. There was no trading activity related to Shareholder and Management Notes during the three months ended September 30, 2021. As of September 30, 2021 and June 30, 2021 there were $3.6 million in Management Notes issued and outstanding, respectively, as listed on TISE.

The notes bear simple annual interest at 11.5% except for $70.0 million of Shareholder Notes added in fiscal year 2021 that bear a simple annual interest rate of 6.0% until October 1, 2021, when the interest rate will convert to a simple annual interest rate of 11.5%. For the Shareholder Notes, the interest is added to the principal outstanding on December 31 of each year until 2025 and is referred to as Shareholder Funding Bonds on TISE. For the Management Notes, half of the interest is added to the principal outstanding on December 31 of each year until 2025 and is referred to as Management Funding Bonds on TISE, while the remaining half is payable in cash annually. The listing on the Exchange for Shareholder and Management Funding Bonds is an optional election and certain shareholders have elected to opt-out of listing their Shareholder Funding Bonds. All other shareholders and management have elected to list their funding bonds on the Exchange. The notes are due when the Company completes a public offering, a winding-up, a sale, or on March 30, 2026, whichever occurs first. The redemption price is equal to the outstanding principal plus all accrued and unpaid interest then outstanding.

At September 30, 2021 and June 30, 2021, interest of $97.5 million and $64.6 million was accrued on the Shareholder Notes principal outstanding, respectively, and $0.2 million and $0.2 million was accrued on the Management Notes principal outstanding, respectively. As of December 31, 2020, accrued interest of $113.6 million was added to the principal of the Shareholder Notes and $0.2 million was added to the principal of the Management Notes.

Subsequent to September 30, 2021, the Shareholder Notes and Management Notes were extinguished at the Closing; see Note 15 for subsequent events disclosure.

9. Leased Properties

The Company primarily leases certain logistics, office, and manufacturing facilities, as well as vehicles, copiers, and other equipment. These operating leases generally have remaining lease terms between 1 month and 30 years, and some include options to extend (generally 1 to 10 years). The exercise of lease renewal options is at the Company’s discretion. The Company evaluates renewal options at lease inception and on an ongoing basis and includes renewal options that it is reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities. Lease agreements generally do not require material variable lease payments, residual value guarantees or restrictive covenants. The Company’s financing lease arrangements are not material.

The table below presents the locations of the operating and financing lease assets and liabilities in the consolidated balance sheet as of September 30, 2021 (in millions):

	Balance Sheet Line Item	September 30, 2021
Operating lease assets	Operating lease assets	$43.3
Financing lease assets	Other assets	1.1
Operating lease liabilities:
Current operating lease liabilities	Current operating lease liabilities	$9.3
Noncurrent operating lease liabilities	Noncurrent operating lease liabilities	38.9

Total operating lease liabilities		$48.2

Financing lease liabilities:
Current financing lease liabilities	Accrued expenses and other current liabilities	$0.6
Noncurrent financing lease liabilities	Deferred income taxes and other long-term liabilities	0.5

Total financing lease liabilities		$1.1

The depreciable lives are limited by the expected lease term for operating lease assets and by shorter of either the expected lease term or economic useful life for financing lease assets.

The Company’s leases generally do not provide an implicit rate, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring the lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. The Company used incremental borrowing rates as of July 1, 2021 for leases that commenced prior to that date.

The Company’s weighted average remaining lease term and weighted average discount rate for operating leases as of September 30, 2021 are:

September 30, 2021
Operating leases:
Weighted average remaining lease term (in years)	7.6
Weighted average discount rate	4.27%

The table below reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under noncancelable operating lease with terms of more than one year to the total lease liabilities recognized on the consolidated balance sheets as of September 30, 2021 (in millions):

Fiscal year ending June 30:
2022	$8.3
2023	9.4
2024	8.0
2025	6.8
2026	4.6
2027 and thereafter	19.5

Total undiscounted future minimum lease payments	56.6
Less: Imputed interest	(8.4)

Total lease liabilities	$48.2

For the 3-month period ending September 30, 2021, operating lease costs (as defined under ASU 2016-02) were $2.8 million. Operating lease costs are included within costs of goods sold, selling, general and administrative, and research and development expenses on the consolidated statements of income and comprehensive income. Short-term lease costs, variable lease costs and sublease income were not material for the periods presented.

Rental expense for operating leases (as defined prior to the adoption of ASU 2016-02) was approximately $2.0 million for the three months ending September 30, 2020.

Cash paid for amounts included in the measurement of operating lease liabilities was $2.9 million for the three months ended September 30, 2021, and this amount is included in operating activities in the consolidated statements of cash flows. Operating lease assets obtained in exchange for new operating lease liabilities were $0.2 million for the three months ended September 30, 2021.

10. Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into certain long-term unconditional purchase obligations with suppliers. These agreements are non-cancellable and specify terms, including fixed or minimum quantities to be purchased, fixed or variable price provisions, and the approximate timing of payment. As of September 30, 2021, unconditional purchase obligations were $20.7 million and $8.1 million for the fiscal years ending June 30, 2022 and 2023.

Litigation

The Company is subject to various legal proceedings, claims, litigation, investigations and contingencies arising out of the ordinary course of business. While the ultimate results of such suits or other proceedings against us cannot be predicted with certainty, we believe the resolution of these matters will not have a material effect on our results of operations, financial condition, or cash flows. If we believe the likelihood of an adverse legal outcome is probable and the amount is reasonably estimable, we accrue a liability in accordance with accounting guidance for contingencies. We consult with legal counsel on matters related to litigation and seek input both within and outside the Company.

11. Income Taxes

The effective income tax rate for the three-months ended September 30, 2021 and September 30, 2020 was 9% and 2%, respectively. The difference in effective income tax rates and tax expense is primarily due to valuation allowances on losses incurred in the U.S. for the period ended September 30, 2020, as well as changes in the mix of earnings and jurisdictions. The Company’s effective income tax rates for the periods differ from the U.K. statutory rate of 19% primarily as a result of valuation allowances on certain UK losses.

12. Segment Information

The Company manages its operations through two operating and reportable segments: Medical and Industrial. These segments align the Company’s products and service offerings with customer use in Medical and Industrial markets and are consistent with how the Company’s Chief Executive Officer, its Chief Operating Decision Maker (“CODM”), reviews and evaluates the Company’s operations. The CODM allocates resources and evaluates the financial performance of each operating segment. The Company’s segments are strategic businesses that are managed separately because each one develops, manufactures and markets distinct products and services. Prior period information herein has been conformed to the current reportable segment structure.

Description of Segments

The Medical segment provides radiation oncology quality assurance, delivering patient safety solutions for diagnostic imaging and radiation therapy centers around the world, dosimetry solutions for monitoring the total amount of radiation medical staff members are exposed to over time, radiation therapy quality assurance solutions for calibrating and verifying imaging and treatment accuracy, and radionuclide therapy products for nuclear medicine applications such as shielding, product handling, medical imaging furniture, and rehabilitation products.

The Industrial segment provides robust, field ready personal radiation detection and identification equipment for defense applications and radiation detection and analysis tools for power plants, labs, and research applications. Nuclear power plant product offerings are used for the full nuclear power plant lifecycle including core detectors and essential measurement devices for new build, maintenance, decontamination and decommission equipment for monitoring and control during fuel dismantling and remote environmental monitoring.

The following table summarizes select operating results for each reportable segment. The CODM evaluates operating results and allocates capital resources among segments, in part, based on segment income from operations, which includes revenues of the segment less expenses that are directly related to those revenues, including purchase accounting impacts to revenue and cost of revenues, but before certain charges to cost of revenues and selling, general and administrative expenses predominantly related to corporate costs, shared overhead and other non-operational costs related to restructuring activities and costs to achieve operational initiatives, which are included in Corporate and Other in the table below. Interest expense, loss on debt extinguishment, foreign currency loss (gain), net, and other expense (income), net are not allocated to segments.

	For the three months ended September 30,
(In millions)	2021	2020
Revenues
Medical	$52.0	$20.4
Industrial	92.3	94.2

Consolidated revenues	$144.3	$114.6
Segment Income from Operations
Medical	2.6	4.0
Industrial	12.5	11.4

Total segment Income from Operations	$15.1	$15.5
Corporate & Other	(24.0)	(10.8)

Consolidated Income from Operations	$(8.9)	$4.6

The Company’s total assets are not presented for each reportable segment as they are not reviewed by, nor otherwise provided to, the chief operating decision maker to make operating decisions or allocate resources.

The following details revenue by geographic region. Revenues from external customers are attributed to geographic regions through sales from site locations.

	Revenues for the three months ended September 30,
(In millions)	2021	2020
North America
Medical	$47.3	$16.9
Industrial	47.3	46.0

Total North America	94.6	62.8
Europe
Medical	4.7	3.5
Industrial	43.5	46.9

Total Europe	48.2	50.4
Asia Pacific
Medical	—	—
Industrial	1.5	1.4

Total Asia Pacific	1.5	1.4

Consolidated Total	$144.3	$114.6

Revenues in the United States were $87.5 million and $56.6 million for the three months ended September 30, 2021 and 2020, respectively, while revenues in France were $28.7 million and $29.8 million, respectively.

The following details revenue by timing of recognition (in millions):

	Revenues for the three months ended September 30,
	2021	2020
Point in time	$103.0	$70.3
Over time	41.3	44.3

Total revenues	$144.3	$114.6

The following details revenues by product category:

	Revenues for the three months ended September 30,
(In millions)	2021	2020
Medical segment:
Medical	$52.0	$20.4

Industrial segment:
Reactor Safety and Control Systems	29.4	28.5
Radiological Search, Measurement, and Analysis Systems	62.9	65.8

Total revenues	$144.3	$114.6

13. Loss Per Share

A reconciliation of the numerator and denominator used in the calculation of basic and diluted loss per common share is as follows:

	For the three months ended September 30,
(In millions, except per share amounts)	2021	2020
Net loss attributable to Mirion Technologies (TopCo), Ltd. stockholders	$(46.7)	$(40.4)
Weighted average common shares outstanding – basic and diluted	6.665	6.478

Loss per share attributable to Mirion Technologies (TopCo), Ltd. stockholders – basic and diluted	$(7.01)	$(6.24)

Anti-dilutive employee share-based awards, excluded	0.2	0.3

Potentially dilutive unvested stock awards using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted net income earnings (loss) per share attributable to Mirion Technologies (TopCo), Ltd. when their effect is dilutive. Because the Company incurred a net loss for the three-month periods ended September 30, 2021 and 2020, respectively, none of the potentially dilutive common shares were included in the diluted share calculations for those periods as they would have been anti-dilutive.

14. Restructuring

The Company incurs costs associated with restructuring initiatives intended to improve operating performance, profitability, and working capital levels. Actions associated with these initiatives may include improving productivity, workforce reductions, and the consolidation of facilities.

As of September 30, 2021, the Company has identified restructuring actions will result in additional charges of approximately $9.3 million, primarily in fiscal years 2022 and 2023.

The Company’s restructuring expense for the three months ended September 30, 2021 is comprised of the following:

	For the three months ended September 30, 2021
(In millions)	Cost of revenue	Selling, general and administrative	Total
Severance and employee costs	$—	$1.0	$1.0
Other (1)	0.1	0.4	0.5

Total	$0.1	$1.4	$1.5

(1)	Includes facilities, outside services, and IT costs.

The Company does not allocate restructuring charges to segment income, instead these costs are included in Corporate & Other. Restructuring activity and expenses for the three months ended September 30, 2020 were not material.

The following table summarizes the changes in the Company’s accrued restructuring balance, which are included in Accrued expenses and other current liabilities in the accompanying balance sheet (in millions).

Balance at June 30, 2021	$3.1
Restructuring charges	1.5
Payments	(2.1)
Adjustments	(0.2)

Balance at September 30, 2021	$2.3

15. Subsequent Events

Business Combination and Extinguishment of Debt

On June 17, 2021, Mirion entered into a business combination agreement with GSAH, a special purpose acquisition company. On the Closing Date of October 20, 2021, Mirion consummated the Business Combination pursuant to the agreement, combining with a subsidiary of GSAH upon closing, for total consideration of approximately $2.6 billion. Existing Mirion stockholders received cash consideration of approximately $1.3 billion and 30,401,902 shares of class A and 8,560,540 shares of class B GSAH common stock valued at approximately $0.4 billion on the date of closing (based upon an average $10.45 per GSAH share of common stock on the date of close). The Shareholder Notes and Management Notes were acquired by GSAH at the Closing for a price equal to the full outstanding principal amount together with all accrued but unpaid interest up to but excluding the Closing Date using a portion of the Business Combination consideration. In connection with the Closing, GSAH contributed the Shareholder Notes and the Management Notes to Mirion Topco, and then the Shareholder Notes and Management Notes were extinguished in full. Borrowings under the 2019 Credit Facility as of the closing date were paid in full through the cash consideration and new financing obtained through the credit agreement described below.

Credit Agreement

In connection with the closing of the Business Combination, Mirion Technologies (HoldingSub2) Ltd., a subsidiary of Mirion TopCo, and certain of its subsidiaries entered into a credit agreement (the “Credit Agreement”) with Citibank, N.A. (as the Administrative Agent) and certain financial institutions as lenders. The Credit Agreement provides for an $830 million senior secured first lien term loan facility (the “Term Loan”) and a $90 million senior secured revolving facility (the “Revolving Facility”). The Term Loan matures on October 20, 2028 and will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the initial principal amount of the Term Loan. The Revolving Facility matures on October 20, 2026.

CIRS Acquisition

On November 10, 2021, Mirion signed an agreement to acquire Computerized Imaging Reference Systems, Inc. (“CIRS”) for approximately $54 million of cash consideration. CIRS is a United States-based developer of tissue simulation and medical phantom technology for radiation therapy and diagnostic imaging. The acquisition will be included in the Medical segment and is expected to close in the fourth quarter of calendar 2021, subject to certain customary closing conditions.

Exhibit 99.2

MIRION’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Mirion Technologies (TopCo), Ltd.’s (“Mirion TopCo”) financial condition and results of operations should be read together with the unaudited interim condensed consolidated financial statements and related notes of Mirion TopCo that are attached as Exhibit 99.1 to this Amendment No. 2 to our Current Report on Form 8-K of which this discussion and analysis forms a part (this “Report”) and the consolidated financial statements and notes of Mirion TopCo as of June 30, 2021 and 2020 and for the fiscal years ended June 30, 2021, 2020 and 2019 contained in the prospectus dated November 4, 2021 filed with the U.S. Securities and Exchange Commission as part of our registration statement on Form S-1 (File No. 333-260528). This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Mirion’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” in Mirion Technologies, Inc.’s (formerly known as GS Acquisition Holdings Corp II) Quarterly Report on Form 10-Q for the quarter ending September 30, 2021. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references in this section to “Mirion”, “Mirion TopCo”, the “Company,” “we,” “us” or “our” refer to Mirion Technologies (TopCo), Ltd. and its consolidated subsidiaries prior to the consummation of the Business Combination. References to “New Mirion” refer to GS Acquisition Holdings Corp II (“GSAH”) after the consummation of the Business Combination.

Unless the context otherwise requires or unless otherwise specified, all dollar amounts in this section are in millions.

Overview

Mirion is a global provider of products, services, and software that allow our customers to safely leverage the power of ionizing radiation for the greater good of humanity through critical applications in the medical, nuclear and defense markets, as well as laboratories, scientific research, analysis, and exploration.

Mirion provides dosimetry solutions for monitoring the total amount of radiation medical staff members are exposed to over time, radiation therapy quality assurance solutions for calibrating and verifying imaging and treatment accuracy, and radionuclide therapy products for nuclear medicine applications such as shielding, product handling, medical imaging furniture, and rehabilitation products. Mirion provides robust, field-ready personal radiation detection and identification equipment for defense applications and radiation detection and analysis tools for power plants, labs, and research applications. Nuclear power plant product offerings are used for the full nuclear power plant lifecycle including core detectors, essential measurement devices for new build, maintenance, decontamination and decommission, and equipment for monitoring and control during fuel dismantling and remote environmental monitoring.

Mirion manages and reports results of operations in two business segments: Medical and Industrial.

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For the three months ended September 30, 2021, Mirion’s revenues were $144.3 million, of which 36.0% was generated in the Medical segment and 64.0% was generated in the Industrial segment, as compared with revenues for the three months ended September 30, 2020 of $114.6 million with 17.8% and 82.2% generated in the Medical and Industrial segments, respectively.

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Backlog (representing committed but undelivered contracts and purchase orders, including funded and unfunded government contracts) was $702.9 million and $715.8 million as of September 30, 2021, and June 30, 2021, respectively.

Key Factors Affecting Our Performance

We believe that the business and results of operations may be impacted in the future by various trends and conditions, including the following:

•	Medical end market trends – Growth and operating results in our Medical segment are impacted by:

•	Increased or changes to global regulatory standards;

•	Increased focus on healthcare safety;

•	Changes to healthcare reimbursement;

•	Potential budget constraints in hospitals and other healthcare providers;

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•	Medical/lab dosimetry growth supported by growing and aging demographics, increased number of healthcare professionals, and penetration of radiation therapy/diagnostics; and

•

Medical radiation therapy quality assurance (“RT QA”) growth driven by growing and aging population demographics, low penetration of RT QA technology in emerging markets, and increased adoption of advanced software and hardware solutions for improved outcomes and administrative and labor efficiencies.

•

Business combinations – A large driver of our growth has been the acquisition and integration of related businesses. Our ability to integrate, restructure, and leverage synergies of these businesses will impact our operating results over time.

•

Environmental objectives of governments – Growth and operating results in our Industrial segment are impacted by environmental policy decisions made by governments in the countries where we operate. Our nuclear power customers may benefit from decarbonization efforts given the relatively low carbon footprint of nuclear power to other existing energy sources. In addition, decisions by governments to build new power plants or decommission existing plants can positively and negatively impact our customer base.

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Government budgets – While we believe that we are poised for growth from governmental customers in both of our segments, our revenues and cash flows from government customers are influenced, particularly in the short-term, by budgetary cycles. This impact can be either positive or negative.

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Nuclear new build projects – A portion of our backlog is driven by contracts associated with the construction of new nuclear power plants. These contracts can be long-term in nature and provide us with a strong pipeline for the recognition of future revenues in our Industrial segment.

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Research and development – A portion of our operating expenses is associated with research and development activities associated with the design of new products, which provide opportunities for future revenue growth. Given the specific design and application of certain of these products, there is some risk that these costs will not result in successful products in the market. Further, the timing of these products can move and be challenging to predict.

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Supply chain – We source certain raw materials, parts, and components used in our products from third-party suppliers. The availability and prices for these inputs may be subject to curtailment or change due to, among other things, suppliers’ allocation to other purchasers, interruptions in supplier production and shipping, and prevailing pricing levels. Shortages in raw materials, parts, and components sourced from suppliers or price increases could therefore affect the prices we charge, our operating costs, and our competitive position, which could adversely affect our operations, financial condition, results, and cash flows.

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COVID-19 – COVID-19 may affect revenue growth in certain of our businesses, primarily those serving our medical end markets, and it is uncertain how materially COVID-19 will affect our global operations generally if these impacts were to persist or worsen over an extended period of time. The extent and duration of the impacts are uncertain and dependent in part on customers returning to work and economic activity ramping up. The impact of COVID-19 on our customers has affected our sales operations in certain ways, including increased customer disputes regarding orders, delayed customer notices to proceed with production, delayed payment from customers and, on rare occasions, customers have refused to pay for their orders entirely. Further, access to customer sites for sales was limited in some cases.

Non-GAAP Financial Measures

We report our financial results in accordance with generally accepted accounting principles in the U.S. (“GAAP”). However, management believes certain non-GAAP financial measures provide investors and other users with additional meaningful information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating, and planning decisions, and in evaluating our performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our GAAP results. The non-GAAP financial measures we present may differ from similarly captioned measures presented by other companies.

We use the non-GAAP financial measures “Adjusted revenues,” “Adjusted net (loss) income,” “EBITA,” “EBITDA”, “Adjusted EBITDA, “Free Cash Flow,” and “Adjusted Free Cash Flow.” See the “Quarterly Results of Operations” and “Cash flows” sections below for definitions of our non-GAAP financial measures and reconciliation to their most directly comparable GAAP measures.

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The following tables present a reconciliation of certain non-GAAP financial measures for the three-month periods ended September 30, 2021 and September 30, 2020.

	Three Months Ended September 30, 2021		Three Months Ended September 30, 2020
($ in millions)	Revenues	Net Loss	Revenues	Net Loss
Total GAAP	$144.3	$(46.7)	$114.6	$(40.4)
Revenue reduction from purchase accounting	3.7	3.7	—	—
Foreign currency (gain) loss, net	—	(1.4)	—	8.1
Amortization of acquired intangibles	—	16.1	—	12.2
Non-operating expenses(1)(2)	—	15.0	—	2.9
Tax impact of adjustments above	—	(6.8)	—	(3.7)

Adjusted	$148.0	$(20.1)	$114.6	$(20.9)

($ in millions)	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020
Net loss	$(46.7)	$(40.4)
Interest expense, net	43.8	37.9
Income tax (benefit) provision	(4.7)	(1.0)
Amortization	16.1	12.2

EBITA	$8.5	$8.7
Depreciation	5.1	4.3

EBITDA	$13.6	$13.0
Foreign currency (gain) loss, net	(1.4)	8.1
Revenue reduction from purchase accounting	3.7	—
Non-operating expenses(1)(2)	15.0	2.9

Adjusted EBITDA	$30.9	$24.0

(1)

Pre-tax non-operating expenses of $15.0 million for the three months ended September 30, 2021 includes $8.7 million of Business Combination and public company transition costs, $3.6 million in costs to achieve operational synergies, $1.5 million of restructuring costs, and $1.2 million of costs to achieve information technology system integration and efficiency.

(2)

Pre-tax non-operating expenses of $2.9 million for the three months ended September 30, 2020 includes $1.2 million in costs to achieve operational synergies, $0.9 million of mergers and acquisition expenses, and $0.8 million of costs to achieve information technology system integration and efficiency.

The following tables present a reconciliation of non-GAAP Adjusted Revenue and Adjusted EBITDA by segment for the three-month periods ended September 30, 2021 and September 30, 2020.

	For the Three Months Ended September 30, 2021
($ in millions)	Medical	Industrial	Corporate & Other	Consolidated
Revenues	$52.0	$92.3	$—	$144.3
Revenue reduction from purchase accounting	3.7	—	—	3.7
Adjusted Revenues	$55.7	$92.3	$—	$148.0

Income from operations	$2.6	$12.5	$(24.0)	$(8.9)
Amortization	8.0	8.1	—	16.1
Depreciation	2.8	2.1	0.2	5.1
Revenue reduction from purchase accounting	3.7	—	—	3.7
Non-operating expenses(1)	—	—	14.9	14.9

Adjusted EBITDA	$17.1	$22.7	$(8.9)	$30.9

(1)	Non-operating expenses above exclude $0.1 million recorded to Other (income) expense, net in the unaudited interim condensed consolidated statement of operations.

	For the Three Months Ended September 30, 2020
($ in millions)	Medical	Industrial	Corporate & Other	Consolidated
Revenues	$20.4	$94.2	$—	$114.6
Revenue reduction from purchase accounting	—	—	—	—
Adjusted Revenues	$20.4	$94.2	$—	$114.6

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	For the Three Months Ended September 30, 2020
($ in millions)	Medical	Industrial	Corporate & Other	Consolidated
Income from operations	$4.0	$11.4	$(10.8)	$4.6
Amortization	2.4	9.8	—	12.2
Depreciation	1.9	2.4	—	4.3
Revenue reduction from purchase accounting	—	—	—	—
Non-operating expenses	—	—	2.9	2.9

Adjusted EBITDA	$8.3	$23.6	$(7.9)	$24.0

Our Business Segments

We manage and report our business in two business segments: Medical and Industrial.

Medical includes products and services for radiation therapy and personal dosimetry. This segment’s principal offerings are:

•	Radiation Therapy Quality Assurance Solutions for calibrating and/or verifying imaging, treatment machine, patient treatment plan, and patient treatment accuracy (hardware and software);

•	Dosimetry Solutions for monitoring the total amount of radiation medical staff members are exposed to over time; and

•	Radionuclide Therapy Solutions, which includes products for nuclear medicine in radiation measurement, product handling, shielding, medical imaging furniture and rehabilitation.

Industrial includes products and services for defense, nuclear energy, laboratories and research and other industrial markets. This segment’s principal offerings are:

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Reactor Safety and Control Systems, which includes radiation monitoring systems and reactor instrumentation and control systems that ensure the safe operation of nuclear reactors and other nuclear fuel cycle facilities; and

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Radiological Search, Measurement and Analysis Systems, which includes solutions to locate, measure and perform in-depth scientific analysis of radioactive sources for radiation safety, security, and scientific applications

Key Developments

On December 18, 2020, we purchased 100% of the issued and outstanding shares of Sun Nuclear Corporation (“SNC”) for an aggregate of $258.1 million, net of cash acquired of $18.8 million. SNC is a global leader in radiation therapy quality assurance, delivering patient safety solutions for diagnostic imaging and radiation therapy providers in multiple countries around the world. The acquisition is included in our Medical segment and will advance the Company’s strategy to further expand into the radiation therapy and diagnostic imaging markets globally.

On September 1, 2020, the Company purchased 100% of the issued and outstanding shares of Biodex Medical Systems, Inc. (“Biodex”) for an aggregate of $26.9 million, net of cash acquired of $4.1 million. Biodex is a manufacturer and distributor of medical devices and related replacement parts for physical and nuclear medicine, as well as medical imaging applications located in the United States. The acquisition is included in our Medical segment and will advance the Company’s strategy to further expand into the medical treatment markets globally.

On November 10, 2021, the Company signed an agreement to acquire Computerized Imaging Reference Systems, Inc. (“CIRS”) for approximately $54.0 million of cash consideration. CIRS is a United States-based developer of tissue simulation and medical phantom technology for radiation therapy and diagnostic imaging. The acquisition will be included in our Medical segment and is part of our strategic expansion into radiation therapy and diagnostic imaging markets. We expect the acquisition to close in the fourth quarter of calendar 2021.

Business Combination

On June 17, 2021, Mirion entered into a business combination agreement (as amended, the “BCA”) with GSAH, a special purpose acquisition company. On October 20, 2021, Mirion consummated the business combination transaction (the “Business Combination”) pursuant to the agreement, combining with a subsidiary of GSAH upon closing, for total consideration of approximately $2.6 billion. Existing Mirion stockholders received cash consideration of approximately $1.3 billion and shares of Class A and Class B GSAH

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common stock valued at approximately $0.4 billion on the date of closing. The outstanding balances of the Shareholder Notes and the 2019 Credit Facility as of October 20, 2021, the closing date of the Business Combination (the “Closing Date”), were paid in full through the cash consideration and new financing obtained through the Credit Agreement described below.

The Business Combination will be accounted for under ASC 805, Business Combinations. GSAH has been determined to be the accounting acquirer. Mirion constitutes a business in accordance with ASC 805 and the business combination constitutes a change in control. Accordingly, the business combination will be accounted for using the acquisition method. Under this method of accounting, Mirion will be treated as the “acquired” company for financial reporting purposes and the net assets of the post-business combination company will be stated at fair value, with goodwill or other intangible assets recorded.

In conjunction with the signing of the BCA, certain members of Mirion management received profits interests in the sponsor of GSAH, subject to service vesting conditions and market vesting conditions linked to the stock price of GSAH subsequent to the closing of the business combination. These profits interests had no financial impact on Mirion prior to the merger. Subsequent to the Business Combination, the combined company will recognize compensation expense related to these awards.

Credit Facilities

In March 2019, Mirion Technologies (HoldingRep), Ltd. (“MT HoldingRep”), a wholly owned subsidiary of the Company, and its subsidiaries entered into a credit agreement with Morgan Stanley Senior Funding Inc., as administrative agent, certain other revolving lenders and a syndicate of institutional lenders (the “2019 Credit Facility”). The 2019 Credit Facility originally provided for financing of a $450.0 million senior secured term loan facility and a €125.0 million senior secured term loan facility, as well as a $90.0 million revolving line of credit. The 2019 Credit Facility was amended to provide an additional $34.0 million, $66.0 million and $225.0 million of senior secured term loans in July 2019, December 2019 and December 2020, respectively. During the year ended June 30, 2021, Mirion borrowed a net $218.8 million of notes payable under the 2019 Credit Facility and a net $70.0 million of borrowings from related parties at 11.5% interest, offset by $35.0 million of net repayments of borrowings on the revolver term loan, $6.4 million net repayments under the 2019 Credit Facility, and $6.0 million net repayments of the NRG loan. As of September 30, 2021 and June 30, 2021, the aggregate principal amount of the term loan outstanding under the 2019 Credit Facility was $900.6 million and $906.4 million, respectively. The 2019 Credit Facility was repaid in full upon the consummation of the Business Combination and replaced with the New Credit Facilities (as defined below). See Note 8 to the unaudited interim condensed consolidated financial statements attached as Exhibit 99.1 to this Report.

In connection with the closing of the business combination with GSAH on October 20, 2021, Mirion Technologies (HoldingSub2) Ltd. (“MT HoldingSub2”), a subsidiary of Mirion TopCo, and certain of its subsidiaries entered into a credit agreement (the “Credit Agreement”) with Citibank, N.A. (as the Administrative Agent) and certain financial institutions as lenders. The Credit Agreement provides for an $830 million senior secured first lien term loan facility (the “Term Loan”) and a $90 million senior secured revolving facility (the “Revolving Facility”) (together the “New Credit Facilities”). The Term Loan matures on October 20, 2028 and will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the initial principal amount of the Term Loan. The Revolving Facility matures on October 20, 2026. See “Liquidity and Capital Resources” and “Debt Profile.”

Public Company Costs

Subsequent to the Business Combination, New Mirion will continue as an SEC-registered and NYSE-listed company. We expect to hire additional staff and implement new processes and procedures to address public company requirements. We also expect to incur substantial additional expenses for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external costs for investor relations, accounting, audit, legal and other functions.

Basis of Presentation

Financial information presented was derived from Mirion’s historical consolidated financial statements and accounting records, and they reflect the historical financial position, results of operations and cash flows of the business in conformity with U.S. GAAP. The Consolidated Financial Statements include the accounts of the Company and its wholly owned and majority-owned or controlled subsidiaries. For consolidated subsidiaries where our ownership is less than 100%, the portion of the net income or loss allocable to noncontrolling interests is reported as “Income (Loss) attributable to noncontrolling interests” in the Consolidated Statements of Operations. All intercompany accounts and transactions have been eliminated in consolidation. See the notes to the financial statements attached as Exhibit 99.1 to this Report, for additional information.

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Results of Operations

Three months ended September 30, 2021 compared to three months ended September 30, 2020

(Dollars in millions)	September 30, 2021	September 30, 2020	$ Change	% Change
Revenues	$144.3	$114.6	$29.7	25.9%
Cost of revenues	82.4	67.9	14.5	21.4%

Gross profit	61.9	46.7	15.2	32.5%
Selling, general and administrative expenses	62.3	37.6	24.7	65.7%
Research and development	8.5	4.5	4.0	88.9%

(Loss) income from operations	(8.9)	4.6	(13.5)	(293.5)%
Interest expense, net	43.8	37.9	5.9	15.6%
Foreign currency loss (gain), net	(1.4)	8.1	(9.5)	(117.3%)
Other income, net	0.1	—	0.1	N/A

Loss before benefit from income taxes	(51.4)	(41.4)	(10.1)	24.2%
Benefit from income taxes	(4.7)	(1.0)	(3.7)	370.0%

Net loss	(46.7)	(40.4)	(6.3)	15.6%
Loss attributable to noncontrolling interests	—	—	—	N/A

Net loss attributable to stockholders	$(46.7)	$(40.4)	$(6.3)	15.6%

Overview

Revenues for the three months ended September 30, 2021 were $144.3 million, resulting in an increase of $29.7 million, or 25.9%, from the same period in the prior year primarily driven by acquisitions in the Medical segment. Cost of revenues of $82.4 million also increased 21.4% compared to the same period in the prior year reflecting the increase in revenues and product mix. Gross profit increased by $15.2 million and approximately 2.0% and as a percentage of revenue period over period for the Company. There was a net loss of $46.7 million for the three months ended September 30, 2021 compared to a net loss of $40.4 million during the three months ended September 30, 2020. The $6.3 million increase in net loss, or 15.6%, reflects the increase in gross profit, offset by higher SG&A expenses of $24.7 million primarily driven by acquisition activity in the Medical segment, including an increase in amortization of intangibles of $4.4 million, and an $11.6 million increase in non-operational costs related to the Business Combination and public company transition costs, costs to achieve synergies, and restructuring. Also contributing to the increase in net loss period over period was increased net interest expense of $5.9 million offset by the positive impact of foreign currency exchange of $9.5 million and an income tax benefit of $3.7 million. The impact of purchase accounting related to the fair value adjustment of deferred revenue reduced revenue in the three months ended September 30, 2021 by $3.7 million.

Revenues

Revenues were $144.3 million for the three months ended September 30, 2021, an increase of $29.7 million, or 25.9%, compared with $114.6 million for the three months ended September 30, 2020. The majority of the increase was a result of the acquisitions of SNC, Biodex, and Dosimetrics in the Medical segment contributing $29.4 million combined. The remaining increase reflects organic growth in the Medical segment contributing $2.2 million partially offset by a $2.1 million decrease in revenues (net of the impact of foreign currency exchange rate fluctuations) in the Industrial segment. The impact of purchase accounting related to the fair value adjustment of deferred revenue reduced revenue in the three months ended September 30, 2021 by $3.7 million.

By segment, revenues for the three months ended September 30, 2021 were $52.0 million in the Medical segment and $92.3 million in the Industrial segment. Movements in revenues by segment are detailed in the “Business segments” section below.

Cost of revenues

Cost of revenues was $82.4 million for the three months ended September 30, 2021, an increase of $14.5 million, or 21.4% compared to the three months ended September 30, 2020. Cost of revenues as a percentage of revenues was flat period over period. The increase in cost of revenues was primarily due to acquisitions in our Medical segment ($14.5 million combined from SNC and Biodex), an increase in our legacy Medical segment cost of revenues of $1.1 million related to the increase in revenues, $0.6 million of restructuring costs and costs to achieve operational synergies, offset by a $1.7 million decrease in cost of revenues (net of the impact of foreign currency exchange rate fluctuations) in the Industrial segment related to the decrease in revenues.

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Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses were $62.3 million for the three months ended September 30, 2021, an increase of $24.7 million, or 65.7%, compared to the three months ended September 30, 2020. SG&A expenses as a percentage of revenues were 43.2% for the three months ended September 30, 2021, a 10.4 percentage point increase compared with 32.8% for the three months ended September 30, 2020. The primary drivers behind the increase in SG&A expenses were the impact of acquisitions in the Medical Segment ($11.5 million combined from SNC and Biodex, including a $4.4 million increase in amortization of intangible assets), $11.1 million of in non-operational costs related to the Business Combination and public company transition costs, costs to achieve synergies, and restructuring, and $1.9 million increase in legacy business compensation-related expenses.

Research and development

Research and development (“R&D”) expenses were $8.5 million for the three months ended September 30, 2021, an increase of $4.0 million, or 88.9%, compared to the three months ended September 30, 2020. The increase in R&D expense was primarily due to business combinations ($4.9 million combined from SNC and Biodex) offset by decreased R&D activity of $1.2 million in the Industrial segment.

(Loss) income from operations

Loss from operations for the three months ended September 30, 2021 was $8.9 million, a decrease of $13.5 million, when compared to income from operations of $4.6 million for the three months ended September 30, 2020. On a segment basis, income from operations was $2.6 million in the Medical segment, which includes $3.7 million in purchase accounting impacts described in revenues above, compared to $4.0 million in the prior period, and $12.5 million in Industrial segment compared to $11.4 million in the prior period. Corporate expenses were $24.0 million for the three months ended September 30, 2021 compared to $10.8 million in the prior period. See “Business segments” and “Corporate and other” below for further details.

Interest expense, net

Interest expense, net, was $43.8 million for the three months ended September 30, 2021 compared to $37.9 million for the three months ended September 30, 2020. The $5.9 million, or 15.6%, change is primarily driven by a $5.4 million non-cash increase in interest mostly related to the shareholder notes described in Note 8 to the unaudited interim condensed consolidated financial statements attached as Exhibit 99.1 to this Report and a $0.5 million increase in cash interest on third-party debt as a result of increased borrowings to finance acquisitions subsequent to September 30, 2020.

Foreign currency (gain) loss, net

The Company recorded a gain of $1.4 million for the three months ended September 30, 2021, compared to a loss of $8.1 million for the three months ended September 30, 2020, from foreign currency exchange. The change primarily is due to appreciation of the U.S. dollar in relation to European local currencies impacting third-party debt denominated in Euros.

Income taxes

Income tax benefit was $4.7 million for the three months ended September 30, 2021 versus a benefit of $1.0 million in for the three months ended September 30, 2020. The $3.7 million change is primarily due to valuation allowances on losses incurred in the United States for the period ended September 30, 2020, as well as the mix of earnings and jurisdictions during each respective period.

Business segments

The following provides detail for business segment results for the three months ended September 30, 2021 and September 30, 2020. Segment income from operations includes revenues of the segment less expenses that are directly related to those revenues but excludes certain charges to cost of revenues and selling, general and administrative expenses predominantly related to corporate costs, shared overhead and other costs related to restructuring activities and costs to achieve operational initiatives, which are included in Corporate and Other in the table below. Interest expense, loss on debt extinguishment, foreign currency loss (gain), net, and other expense (income), net, are not allocated to segments.

For reconciliations of segment revenues and operating income to Mirion’s consolidated results, see Note 12 “Segment Information” to the unaudited interim condensed consolidated financial statements attached as Exhibit 99.1 to this Report.

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Medical

(Dollars in millions)	Three months ended September 30, 2021	Three months ended September 30, 2020	$ Change	% Change
Revenues	$52.0	$20.4	$31.6	154.9%
Income from operations	$2.6	$4.0	$(1.4)	(35.0%)
Income from operations as a % of revenues	5.0%	19.6%

Medical segment revenues were $52.0 million for the three months ended September 30, 2021, which is an increase of $31.6 million, or 154.9%, from the three months ended September 30, 2020. Revenues increased primarily due to the impact of the acquisitions of SNC, Biodex, and Dosimetrics contributing $29.4 million combined and an increase of $2.2 million in our legacy business. The impact of purchase accounting related to the fair value adjustment of deferred revenue reduced revenue for the three months ended September 30, 2021 by $3.7 million.

Income from operations, which excludes non-operational costs, for the three months ended September 30, 2021 was $2.6 million, a decrease of $1.4 million compared with the three months ended September 30, 2020 resulting from a decrease of $1.8 million from the impact of acquisitions (SNC and Biodex) partially offset by a $0.4 million increase in legacy operations. Income from operations as a percentage of revenues decreased approximately 14.6% primarily due to the lower margins and higher operating expenses of the acquisitions in the three months ended September 30, 2021, driven in large part by amortization expense which increased by $5.7 million. Additionally, income from operations as a percentage of revenues was impacted by the $3.7 million reduction in revenue resulting from purchase accounting.

Industrial

(Dollars in millions)	Three months ended September 30, 2021	Three months ended September 30, 2020	$ Change	% Change
Revenues	$92.3	$94.2	$(1.9)	(2.0%)
Income from operations	$12.5	$11.4	$1.1	9.6%
Income from operations as a % of revenues	13.5%	12.1%

Industrial segment revenues were $92.3 million for the three months ended September 30, 2021, a decrease of $1.9 million, or 2.0% from the three months ended September 30, 2020. Revenues decreased in both product revenues by $1.5 million and services revenues by $0.8 million, primarily due to supply chain challenges impacting the delivery of orders in the three months ended September 30, 2021. Foreign currency positively impacted revenues by approximately $0.4 million.

Income from operations, which excludes non-operational costs, was $12.5 million for the three months ended September 30, 2021, an increase of $1.1 million compared with the three months ended September 30, 2020. Income from operations as a percentage of revenues increased 1.4%. Both increases were primarily due to the reduction in research and development spending.

Corporate and other

Corporate and other costs include costs associated with Mirion’s headquarters located in Georgia, as well as centralized global functions including Executive, Finance, Legal and Compliance, Human Resources, Technology, Strategy, and Marketing and other costs related to company-wide initiatives (e.g., merger and acquisition activities, restructuring and other initiatives). Corporate and other costs were $24.0 million and $10.8 million for the three months ended September 30, 2021 and September 30, 2020, respectively. The $13.2 million increase was predominantly driven by expenses related to the Business Combination and public company transition costs of $8.7 million, an increase in operational synergies costs of $2.4 million, restructuring costs of $1.5 million, an increase in compensation and related costs of $1.5 million, an increase in facility costs of $0.6 million, and an increase in costs to achieve information technology system integration and efficiency of $0.4 million, partially offset by a decrease in mergers and acquisition expenses of $0.9 million and a decrease in professional fees of $0.8 million. For reconciliations of segment operating income and corporate and other costs to Mirion’s consolidated results, see Note 12 “Segment Information” to the unaudited interim condensed consolidated financial statements attached as Exhibit 99.1 to this Report.

8

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly financial data for our last eight completed fiscal quarters. The information for each of these quarters reflects all adjustments that are of a normal, recurring nature and that we consider necessary for a fair presentation of our operating results for such periods. The quarterly results of operations presented should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes thereto attached as Exhibit 99.1 to this Report and are not necessarily indicative of our operating results for any future period. Revenues for certain quarters are impacted by the capital spending patterns of government customers, which are influenced by budgetary considerations and driven by timing of fiscal year-ends.

($ in millions)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Revenues	$144.3	$180.0	$166.2	$150.8	$114.6	$141.2	$109.8	$132.1
Adjusted revenues(1)(2)	$148.0	$183.7	$170.5	$150.8	$114.6	$141.4	$109.8	$132.1
Net loss	$(46.7)	$(27.4)	$(71.4)	$(19.2)	$(40.4)	$(24.5)	$(36.4)	$(22.5)
Adjusted net income (loss)(1)(3)	$(20.1)	$3.2	$(40.7)	$3.7	$(20.9)	$(5.4)	$(24.7)	$(7.1)
EBITA(1)(4)	$8.5	$22.8	$13.8	$16.4	$8.8	$25.9	$17.9	$20.4
EBITDA(1)(4)	$13.6	$29.7	$18.8	$21.0	$13.1	$30.4	$22.1	$24.6
Adjusted EBITDA(1)(4)	$30.9	$50.1	$39.8	$38.3	$24.1	$40.9	$25.0	$32.9

(1)

Adjusted revenues, Adjusted net (loss) income, EBITA, EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, U.S. GAAP. Adjusted revenues, Adjusted net (loss) income, EBITA, EBITDA, and Adjusted EBITDA are included in this document because they are key metrics used by management to assess our financial performance. We believe that these measures are useful because they provide investors with information regarding our operating performance that is used by our management in its reporting and planning processes. These measures may not be comparable to similarly titled measures and disclosures reported by other companies.

Adjusted revenues are defined as U.S. GAAP revenues adjusted to remove the impact of purchase accounting on the recognition of deferred revenue. We have acquired businesses whose net tangible assets include deferred revenue. In accordance with GAAP reporting requirements, we recorded adjustments reducing deferred revenue under arrangements predating the business combination to fair value. Therefore, our GAAP revenues after the date of acquisition will not reflect the full amount of revenues that would have been reported if the acquired deferred revenue was not written down to fair value. Therefore, Adjusted revenues reverses the impact of this deferred revenue write-down to provide another view of the revenue run-rate in a given period and providing meaningful information for comparative results in future periods.

Adjusted net (loss) income is defined as U.S. GAAP net income adjusted for foreign currency gains and losses, amortization of acquired intangible assets, the impact of purchase accounting on the recognition of deferred revenue, certain non-operating expenses (certain purchase accounting impacts related to revenues and inventory, restructuring and costs to achieve operational synergies, merger and acquisition expenses and IT project implementation expenses), and income tax impacts of these adjustments.

EBITA is defined as income before net interest expenses (including loss on debt extinguishment), income tax (benefit) provision, and amortization. EBITDA is defined as income before net interest expense (including loss on debt extinguishment), income tax (benefit) provision, and depreciation and amortization. EBITA and EBITDA are not terms defined under U.S. GAAP and do not purport to be alternatives to net income as measures of operating performance or to cash flows from operating activities as measures of liquidity. Additionally, EBITA and EBITDA are not intended to be measures of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

Adjusted EBITDA is defined as EBITDA excluding the items described in the table below. Adjusted EBITDA is used by management as a measure of operating performance. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about our results of operations that management utilizes on an ongoing basis to assess our core operating performance.

EBITA, EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. You should not consider our EBITA, EBITDA and Adjusted EBITDA as alternatives to operating income or net income, determined in accordance with U.S. GAAP.

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(2)	The following table reconciles Adjusted revenues to the most directly comparable U.S. GAAP financial performance measure, which is revenues:

($ in millions)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Revenues	$144.3	$180.0	$166.2	$150.8	$114.6	$141.2	$109.8	$132.1
Revenue reduction from purchase accounting	3.7	3.7	4.3	—	—	0.2	—	—

Adjusted revenues	$148.0	$183.7	$170.5	$150.8	$114.6	$141.4	$109.8	$132.1

(3)	The following table reconciles Adjusted net (loss) income to the most directly comparable U.S. GAAP financial performance measure, which is net loss:

($ in millions)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Net loss	$(46.7)	$(27.4)	$(71.4)	$(19.2)	$(40.4)	$(24.5)	$(36.4)	$(22.5)
Revenue reduction from purchase accounting	3.7	3.7	4.3	—	—	0.2	—	—
Cost of revenues impact from inventory valuation purchase accounting	—	—	4.7	0.5	—	0.5	0.5	0.4
Foreign currency loss (gain), net	(1.4)	1.1	(4.0)	8.2	8.1	3.4	(2.0)	4.7
Amortization of acquired intangibles	16.1	18.6	18.6	13.5	12.2	12.4	12.7	12.7
Non-operating expenses	15.0	15.6	16.1	8.5	2.9	6.4	4.3	3.2
Tax impact of adjustments above	(6.8)	(8.4)	(9.0)	(7.8)	(3.7)	(3.8)	(3.8)	(5.6)

Adjusted net income (loss)	$(20.1)	$3.2	$(40.7)	$3.7	$(20.9)	$(5.4)	$(24.7)	$(7.1)

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(4)	The following table reconciles EBITA, EBITDA and Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net loss:

($ in millions)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Net loss	$(46.7)	$(27.4)	$(71.4)	$(19.2)	$(40.4)	$(24.5)	$(36.4)	$(22.5)
Interest expense, net	43.8	43.7	43.0	38.5	38.0	38.7	39.2	35.9
Income tax (benefit) provision	(4.7)	(12.1)	23.6	(16.4)	(1.0)	(0.7)	2.4	(5.7)
Amortization	16.1	18.6	18.6	13.5	12.2	12.4	12.7	12.7

EBITA	$8.5	$22.8	$13.8	$16.4	$8.8	$25.9	$17.9	$20.4
Depreciation	5.1	6.9	5.0	4.6	4.3	4.5	4.2	4.2

EBITDA	$13.6	$29.7	$18.8	$21.0	$13.1	$30.4	$22.1	$24.6
Stock compensation expense	—	—	(0.1)	0.1	—	—	0.1	—
Debt extinguishment	—	—	—	—	—	—	—	—
Foreign currency loss (gain), net	(1.4)	1.1	(4.0)	8.2	8.1	3.4	(2.0)	4.7
Revenue reduction from purchase accounting	3.7	3.7	4.3	—	—	0.2	—	—
Cost of revenues impact from inventory valuation purchase accounting	—	—	4.7	0.5	—	0.5	0.5	0.4
Non-operating expenses	15.0	15.6 *	16.1 *	8.5	2.9	6.4	4.3	3.2

Adjusted EBITDA	$30.9	$50.1	$39.8	$38.3	$24.1	$40.9	$25.0	$32.9

Liquidity and Capital Resources

Overview of Liquidity

Mirion’s primary future cash needs relate to working capital, operating activities, capital spending, strategic investments, and debt service.

Mirion management believes that net cash provided by operating activities, augmented by long-term debt arrangements, will provide adequate liquidity for the next 12 months of independent operations, as well as the resources necessary to invest for growth in existing businesses and manage its capital structure on a short- and long-term basis. Access to capital and availability of financing on acceptable terms in the future will be affected by many factors, including Mirion’s credit rating, economic conditions, and the overall liquidity of capital markets. There can be no assurance of continued access to capital markets on acceptable terms.

At September 30, 2021 and June 30, 2021, Mirion had $100.6 million and $101.1 million, respectively, in cash and cash equivalents, which include amounts held by entities outside of the United States of approximately $63.3 million and $67.3 million, respectively, primarily in Europe and Canada. Non-U.S. cash is generally available for repatriation without legal restrictions, subject to certain taxes, mainly withholding taxes. Mirion is not asserting indefinite reinvestment of cash for certain non-U.S. subsidiaries due to the outstanding debt obligations in instances where alternative repatriation options other than dividends are not available. The 2019 Credit Facility provided for up to $90.0 million of revolving borrowings. As of September 30, 2021, Mirion had borrowing availability of $82.2 million under the 2019 Credit Facility after giving effect to $7.8 million of outstanding letters of credit.

Long-term debt obligations

See Note 8 of the unaudited interim condensed consolidated financial statements attached as Exhibit 99.1 to this Report for a description of the long-term debt arrangements issued by Mirion.

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Debt Profile

Third Party Debt Before the Business Combination

As of September 30, 2021 and June 30, 2021, the aggregate principal amount of the term loan outstanding under the 2019 Credit Facility was $900.6 million and $906.4 million, respectively. The USD portion of the term loan had a 7-year term (maturing in March 2026), bearing interest at the greater of Adjusted London Interbank Offered Rate (“LIBOR”) or 0%, plus 4.00%. The interest rate was 4.08% and 4.15% at September 30, 2021, and June 30, 2021, respectively. The Company repaid $1.9 million and $1.4 million for the three months ended September 30, 2021, and September 30, 2020, respectively. The Euro portion of the term loan also had a 7-year term (maturing in March 2026), bearing interest at the greater of European Union interbank market (“Euribor”) or 0%, plus 4.25%. Annual principal payments on the first lien term loan facilities were due quarterly and were 0.25% of the original principal balance per quarter. As of September 30, 2021, and June 30, 2021, the interest rate was 4.25%. The Company repaid $0.4 million and $0.4 million during the three months ended September 30, 2021, and September 30, 2020, respectively. The revolving line of credit had a 5-year term and bore interest at the greater of LIBOR or 0%, plus 4.00%. The agreement requires the payment of a commitment fee of 0.50% per annum for unused revolving commitments. The revolving line of credit had a final maturity date in March 2024. Any outstanding letters of credit issued under the 2019 Credit Facility reduced the availability under the revolving line of credit. There was no outstanding balance under the revolving credit facility as of September 30, 2021, and September 30, 2020. Additionally, the Company had standby letters of credit issued under the 2019 Credit Facility that reduced the amount available under the revolving credit facility by $7.8 million and $8.7 million at September 30, 2021, and June 30, 2021, respectively; the amount available on the revolving credit facility was approximately $82.2 million and $81.3 million for the same periods, respectively

The 2019 Credit Facility was secured by a first priority lien on substantially all of the assets of MT HoldingRep and its borrower and guarantor subsidiaries organized in the United States and by certain assets of borrower or guarantor subsidiaries organized in Germany, United Kingdom, Canada, France, Belgium and Luxembourg, in each case, subject to customary exceptions and limitations. Loan fees recorded as debt discounts are amortized using the effective interest method. The 2019 Credit Facility contained customary affirmative and negative covenants. The revolving facility also contained a financial covenant that requires MT HoldingRep and subsidiaries, under certain conditions, to maintain a “consolidated first lien secured debt to consolidated EBITDA ratio” (as defined in the 2019 Credit Facility) of 7.70:1.00. The negative covenants, subject to certain thresholds and exceptions, generally limited the ability of MT HoldingRep and subsidiaries to, among other things, incur additional debt, create liens, make fundamental changes, make certain investments, pay dividends, purchase or retire equity interests, or prepay or retire certain debt. The covenants also contained limitations on the activities of MT HoldingRep as the “passive” holding company.

The 2019 Credit Facility was repaid in full upon the consummation of the Business Combination and replaced with the New Credit Facilities. In addition to the 2019 Credit Facility, at September 30, 2021, the Company had other outstanding third-party debt with an aggregate principal amount of $3.4 million, of which $0.3 million was paid off at the Closing; the remainder of which was unaffected by the closing of the Business Combination. At September 30, 2021, the Company also had $1,170.4 million in notes payable to related parties, all of which was extinguished upon the closing of the Business Combination. See Note 8 “Borrowings” in the Company’s unaudited interim consolidated financial statements attached as Exhibit 99.1 to this Report.

Debt After the Business Combination

In connection with the closing of the Business Combination on October 20, 2021, MT HoldingSub2 and certain of its subsidiaries entered into the Credit Agreement. The Credit Agreement provides for an $830 million Term Loan and a $90 million Revolving Facility. The Term Loan matures on October 20, 2028 and will amortize in equal quarterly installments in an annual amount equal to 1% of the initial principal amount of the Term Loan. The Revolving Facility matures on October 20, 2026.

Borrowings under the New Credit Facilities will accrue interest at a rate of LIBOR (with a LIBOR floor of 0.50%) plus 2.75%, subject to certain leverage-based step-downs with respect to the revolving credit facility. The Credit Agreement requires the payment of a commitment fee of 0.50% per annum, subject to certain leverage-based stepdowns, for unused revolving commitments.

The obligations of the borrowers under the New Credit Facilities and certain of their (and their subsidiaries’) respective obligations under hedging arrangements and cash management arrangements are unconditionally guaranteed by MT HoldingSub2 and each existing and subsequently acquired or organized direct or indirect wholly-owned US subsidiary of the borrowers (collectively, the “Guarantors”), in each case, other than certain excluded subsidiaries and subject to other customary limitations set forth in the definitive documentation with respect to the New Credit Facilities. The New Credit Facilities are secured by a security interest in substantially all of the assets of the Guarantors, in each case subject to customary exceptions (including exceptions for certain adverse tax consequences).

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The Revolving Facility requires us, in certain circumstances, to maintain a maximum first lien net leverage ratio as defined in the Credit Agreement of 7.00 to 1.00. This “springing” financial covenant is tested on the last day of each fiscal quarter, commencing with the last day of the second full fiscal quarter after the Closing Date, but only if on such date the revolving loans (excluding, for the first two fiscal quarters following the initial potential testing date, the amount of revolving loans drawn at closing) are outstanding in an aggregate principal amount exceeding 40% of the total revolving commitments under the Revolving Facility.

The New Credit Facilities contain a number of customary negative covenants. Such covenants, among other things, will limit or restrict the ability of each of the borrowers, their restricted subsidiaries, and where applicable, MT HoldingSub2, to, among other things, incur additional indebtedness, incur liens on assets, sell assets and make certain dividends or other payments, and make acquisitions and other investments, subject to certain exceptions.

The New Credit Facilities also contain a number of negative covenants. Such covenants, among other things, will limit or restrict the ability of each of the borrowers, their restricted subsidiaries, and where applicable, the direct parent holding company of the borrowers, to, among other things:

•	incur additional indebtedness and grant guarantees;

•	incur liens on assets;

•	engage in mergers or consolidations or fundamental changes;

•	sell assets;

•	pay dividends and distributions or repurchase capital stock;

•	make investments, loans and advances, including acquisitions;

•	enter into certain agreements that would restrict the ability to grant liens;

•	repay certain junior indebtedness; and

•	in the case of MT HoldingSub2, engage in activities other than passively holding the equity interests in the parent borrower entity and other customary holding company activities.

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Cash flows

Three months ended September 30, 2021 compared to three months ended September 30, 2020

(Dollars in millions)	September 30, 2021	September 30, 2020	$ Change	% Change
Net cash provided by (used in) operating activities	$11.1	$(6.5)	$17.6	(270.8%)
Net cash used in investing activities	$(9.7)	$(32.3)	$22.6	(70.0%)
Net cash used in financing activities	$(0.4)	$(37.2)	$36.8	(98.9%)

Non-GAAP:
(Dollars in millions)	September 30, 2021	September 30, 2020
Net cash provided by (used for) operating activities	$11.1	$(6.5)
Purchases of property, plant, and equipment and badges	(8.8)	(5.1)

Free cash flow(1)	$2.3	$(11.6)
Cash used for non-operating expenses	12.9	3.6

Adjusted free cash flow(1)	$15.2	$(8.0)

(1)

Free cash flow and Adjusted free cash flow are supplemental measures of our performance that are not required by, or presented in accordance with, U.S. GAAP. We believe that free cash flow and Adjusted free cash flow are important because they provide management with measurements of cash generated from operations that is available for payment obligations and investment opportunities, such as repaying debt and funding acquisitions.

Free cash flow is defined as U.S. GAAP net cash provided by operating activities adjusted to include the impact of purchases of property, plant, and equipment and purchases of badges. Adjusted free cash flow is defined as free cash flow adjusted to include the impact of cash used to fund non-operating expenses (as previously defined). We believe that the inclusion of supplementary adjustments to free cash flow applied in presenting Adjusted free cash flow is appropriate to provide additional information to investors about our cash flows that management utilizes on an ongoing basis to assess our ability to generate cash for use in acquisitions and other investing and financing activities.

Free cash flow and Adjusted free cash flow may not be comparable to similarly titled measures used by other companies. You should not consider our Free cash flow or Adjusted free cash flow as alternatives to net cash provided by (used for) operating activities in accordance with U.S. GAAP.

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $11.1 million during the three months ended September 30, 2021, a $17.6 million, or 270.8%, increase compared to the three months ended September 30, 2020 primarily due to cash inflow of $24.4 million from improved working capital (cash inflows of $7.1 million in accounts receivable, $5.2 million in accounts payable, $2.4 million in inventories, and $13.8 million from other operating assets and liabilities, offset by cash outflows of $4.1 million in accrued expenses and other current liabilities) offset by cash outflow resulting from a decrease in net loss adjusted for non-cash items of approximately $6.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $9.7 million during the three months ended September 30, 2021 compared to net cash used in investing activities of $32.3 million in the three months ended September 30, 2020. The $22.6 million, or 70.0%, decrease is primarily the result of less acquisition activity (a decrease of $26.3 million) offset by increased purchases of property, plant and equipment and badges. Capital expenditures were $8.8 million and $5.1 million in the three months ended September 30, 2021 and the three months ended September 30, 2020, respectively, related to property, plant, and equipment and badges.

Net Cash Used in Financing Activities

Net cash used in financing activities was $0.4 million in the three months ended September 30, 2021 compared to $37.2 million of cash used in the three months ended September 30, 2020. During the three months ended September 30, 2021, Mirion borrowed a net $1.9 million of third-party borrowings, offset by $2.3 million of repayments of principal. During the three months ended September 30, 2020, Mirion made $2.2 million of repayments of principal and $35.0 million repayments of borrowings on the revolver term loan.

14

Critical Accounting Policies and Estimates

Mirion’s consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Such estimates are based on historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. Mirion believes that the accounting policies discussed below are critical to understanding historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Business combinations

We account for business acquisitions in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. This standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard prescribe, among other things, the determination of acquisition date fair value of consideration paid in a business combination (including contingent consideration) and the exclusion of transaction and acquisition-related restructuring costs from acquisition accounting.

The determination of the fair value of assets acquired and liabilities assumed involves assessments of factors such as the expected future cash flows associated with individual assets and liabilities and appropriate discount rates at the closing date of the acquisition. For non-observable market values, the Company determines fair value using acceptable valuation principles (e.g., multiple excess earnings, relief from royalty and cost methods).

Goodwill

Goodwill represents the excess of the purchase price paid over the estimated fair value of the net assets acquired and liabilities assumed in the acquisition of a business.

Goodwill has an indefinite useful life, and is not amortized, but instead tested for impairment annually during the fiscal year fourth quarter or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value as set forth in ASC 350, Intangibles — Goodwill and Other. The Company tests for goodwill impairment at the reporting unit level, which is an operating segment or one level below an operating segment. The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit.

ASC 350 allows an optional qualitative assessment as part of annual impairment testing, prior to a quantitative assessment test, to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If a qualitative assessment determines an impairment is more likely than not, the Company is required to perform a quantitative impairment test. Otherwise, no further analysis is required. Alternatively, the Company may elect to proceed directly to the quantitative impairment test.

In conducting a qualitative assessment, the Company analyzes actual and projected growth trends for net sales and margin for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, the Company assesses factors that may impact its business, including macroeconomic conditions and the related impact, market-related exposures, plans to market for sale all or a portion of the business, competitive changes, new or discontinued product lines, changes in key personnel, and any potential risks to projected financial results.

If performed, the quantitative test compares the fair value of a reporting unit with its carrying amount. We determine the fair value of each reporting unit by estimating the present value of expected future cash flows, discounted by the applicable discount rate, and peer company multiples. If the carrying value exceeds the fair value, the Company recognizes an impairment loss in the amount equal to the excess, not to exceed the total amount of goodwill allocated to that reporting unit.

Based upon our review and analysis, no impairments were deemed to have occurred during any of the years presented.

15

Intangible Assets

Intangible assets relate to the value associated with our developed technology, customer relationships, backlog, trade names and non-compete agreements at the time of acquisition through business combinations. Definite lived intangible assets are amortized over their estimated useful lives, ranging from 1 to 16 years.

Revenue Recognition

Prior to July 1, 2019, the Company recognized revenue based on ASC 605, Revenue Recognition, when there was persuasive evidence of an arrangement, product delivery had occurred or services had been provided, the sales price was fixed or determinable and collectability was reasonably assured. Beginning July 1, 2019, the Company recognizes revenue based on ASC 606, Revenue from Contracts with Customers as performance obligations are satisfied by transferring control of promised goods or service to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. See Recently Adopted Accounting Guidance below for a discussion of the change in revenue recognition accounting that became effective on July 1, 2019.

ASC 606

Performance Obligations

The Company identifies a performance obligation for each promise in a contract to transfer a distinct good or service to the customer. As part of its assessment, the Company considers all goods and/or services promised in the contract, regardless of whether they are explicitly stated or implied by customary business practices. The Company’s contracts may contain either a single performance obligation, including the promise to transfer individual goods or services that are not separately distinct within the context of the respective contracts, or multiple performance obligations. For contracts that contain multiple performance obligations, the Company allocates the consideration to which it expects to be entitled to each performance obligation based on relative standalone selling prices and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers. Service revenues (warranty contracts, post contract support, and subscription-based services) are recognized over time as the customers receive and consume benefits of such services simultaneously.

The Company exercises judgment in determining the timing of revenue by analyzing the point in time or the period over which the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of the performance obligation. Typically, over-time revenue recognition is based on the utilization of an input measure used to measure progress, such as costs incurred to date relative to total estimated costs. Changes in total estimated costs are recognized using the cumulative catch-up method of accounting which recognize the cumulative effect of the changes on current and prior periods in the current period. Accordingly, the effect of the changes on future periods of contract performance is recognized as if the revised estimate had been the original estimate. A significant change in an estimate on one or more contracts could have a material effect on the Company’s consolidated financial position, results from operations, or cash flows. However, there were no significant changes in estimated contract costs for the twelve months ended June 30, 2021.

If a performance obligation does not qualify for over-time revenue recognition, revenue is then recognized at the point-in-time in which control of the distinct good or service is transferred to the customer, typically based upon the terms of delivery.

Certain of the Company’s products are sold through distributors and third-party sales representatives under standard agreements whereby distributors purchase products from the Company and resell them to customers. These agreements give distributors the right to sell the Company’s products within certain territories and establish minimum order requirements. These arrangements do not provide stock rotation or price protection rights and do not contain extended payment terms. Rights of return are limited to repair or replacement of delivered products that are defective or fail to meet the Company’s published specifications. Provisions for these warranty costs are recognized in the same period that the related revenue is recorded.

The remaining performance obligation for open contracts as of June 30, 2021 include assembly, delivery, installation and training. Payment terms for shipments to end-users are generally net 30 days. Payment terms for distributor shipments may range from 30 to 90 days. Service arrangements can call for payments in advance of performing the work (e.g., extended warranty and service contracts), upon completion of contract milestones (e.g., custom development manufacturing), or a combination of each.

ASC 605

Prior to July 1, 2019, the Company recognized revenue from sales contracts when there was persuasive evidence of an arrangement, product delivery had occurred or services had been provided, the sales price was fixed or determinable and collectability was reasonably assured. For sales contracts that contain customer-specific acceptance provisions, revenue and the related costs were

16

deferred until the customer had indicated successful completion of site acceptance tests or the Company had otherwise determined that all customer-specific acceptance criteria had been met. Where the Company performed detailed factory acceptance testing on completed products, which, in some instances, was sufficiently extensive and reliable to demonstrate that its products meet the customer-specified objective acceptance criteria set forth in the related sales arrangements. In such instances, the Company recognized revenue based on delivery terms and prior to the receipt of notification of formal acceptance from the customer.

The Company combined a group of contracts as one project if they are closely related and were in substance, part of a single project with an overall project margin. The Company segmented a contract into several projects when they were of different business substance, for example, with different business negotiation, solutions, implementation plans, and margins.

The Company evaluated each deliverable in an arrangement to determine whether they represented separate units of accounting. A deliverable constituted a separate unit of accounting when it had stand-alone value, and for an arrangement that included a general right of return relative to the delivered products or services, when delivery or performance of the undelivered product or service was considered probable and is substantially controlled by the Company. The Company considers a deliverable to have stand-alone value if the product or service is sold separately by the Company or another vendor or could be resold by the customer on a stand-alone basis at an amount that would substantially recover the original purchase price. Further, the revenue arrangements generally do not include a general right of return relative to the delivered products. Where the aforementioned criteria for a separate unit of accounting are not met, the deliverable is combined with the undelivered element(s) and treated as a single unit of accounting for the purposes of allocation of the arrangement consideration and revenue recognition.

When a sales arrangement contains multiple units of accounting, the Company allocates the total arrangement consideration to each separable element of an arrangement based upon the relative selling price of each element. Allocation of the consideration is determined at arrangement inception based on each unit’s relative selling price, which is determined based on a selling price hierarchy. The relative selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available or estimated selling price if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. The Company is not typically able to determine VSOE or TPE and therefore uses estimated selling prices to allocate revenue between the elements of the arrangement. The Company establishes its best estimate of the selling price considering multiple factors, including, but not limited to, pricing practices in different geographies and through different sales channels, costs and margin objectives, competitive pricing strategies and general market conditions.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or future performance obligations or subject to customer-specific cancellation rights.

For all arrangements, amounts billed to a customer related to shipping and handling are classified as revenue while all costs incurred by the Company for shipping and handling are classified as cost of revenue. Provisions and allowances for discounts to customers, estimated sales returns, service cancellations, and other adjustments are provided for in the same period that the related revenue is recorded.

Certain of the Company’s products are sold through distributors and third-party sales representatives under standard agreements whereby distributors purchase products from the Company and resell them to customers. These agreements give distributors the right to sell the Company’s products within certain territories and establish minimum order requirements. These arrangements do not provide stock rotation or price protection rights and do not contain extended payment terms. Rights of return are limited to repair or replacement of delivered products that are defective or fail to meet the Company’s published specifications. Provisions for these warranty costs are recognized in the same period that the related revenue is recorded.

Revenue from certain fixed-price contracts that involve customization of equipment to customer specifications is recorded using a percentage-of-completion method measured on the cost-to-cost basis. Contract costs include all direct materials and labor costs, as well as indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability result in revisions to costs and revenue and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined. Revenue earned in excess of billings on contracts in progress is classified in the consolidated balance sheet as a current asset and included in costs in excess of billings on uncompleted contracts. Amounts billed in excess of revenue earned are classified as a current liability and included in deferred contract revenue.

Revenue derived from passive dosimetry and analytical services is of a subscription nature, with passive dosimetry and analytical services provided to customers on an agreed-upon recurring monthly, quarterly, or annual basis. Services are provided to the customer through passive dosimeter badges that the Company supplies to customer personnel. Depending on the type of badge utilized, either customers return the used badges to the Company for analysis, or they obtain the analysis directly through a self-service web portal.

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The Company believes that badge production, badge wearing, badge analysis and report preparation are all integral to the benefit that the Company provides to its customers and, therefore, the service period is defined as the period over which all of these services are provided. Revenue is recognized on a straight-line basis over the service period as the service is continuous, and no other discernible pattern of recognition is evident. Many customers pay for these measuring and monitoring services in advance. The amounts are recorded as deferred contract revenue in the consolidated balance sheets and represent customer deposits invoiced in advance for services to be rendered over the service period, net of a reserve for estimated cancellations.

Pertinent to ASC 606 and 605

The Company sells its products and services mainly to large, private, and governmental organizations in the Americas, Europe, the Middle East, and Asia Pacific regions. The Company performs ongoing evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. The Company generally does not require its customers to provide collateral or other security to support accounts receivable.

Accounting for Income Taxes

The Company accounts for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized. The Company classifies all deferred tax assets and liabilities, and any related valuation allowance, as non-current in the consolidated balance sheet.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current in the balance sheet, to the extent that the Company anticipates payment or receipt of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Foreign Currency Translation

Local currency is the functional currency for substantially all of the Company’s foreign operations. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet reporting date, while income and expenses are translated at the average monthly exchange rates during the period. We record gains and losses from the translation of financial statements in foreign currencies into U.S. dollars in other comprehensive income. The income tax effect of currency translation adjustments related to foreign subsidiaries that are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to other comprehensive income. We record gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location’s functional currency in the consolidated statements of operations for each period.

Litigation

The Company is subject to various legal proceedings, claims, litigation, investigations, and contingencies arising out of the ordinary course of business. While the ultimate results of such suits or other proceedings against us cannot be predicted with certainty, we believe the resolution of these matters will not have a material effect on our results of operations, financial condition, or cash flows. If we believe the likelihood of an adverse legal outcome is probable and the amount is reasonably estimable, we accrue a liability in accordance with accounting guidance for contingencies. We consult with legal counsel on matters related to litigation and seek input both within and outside the Company.

Quantitative and Qualitative Disclosures about Market Risk

See the “Quantitative and Qualitative Disclosures about Market Risk” section in our proxy statement/prospectus filed with the U.S. Securities and Exchange Commission on September 29, 2021 for a discussion of certain of the market risks to which we are exposed. There have been no material changes in our exposure to market risk since June 30, 2021.

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